UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Interim Financial Information as of and for the Quarter Ended September 30, 2023
2.	3Q23 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 8, 2023

Interim Financial Information as of and for the Quarter Ended September 30, 2023

1

Ultrapar Participações S.A. and Subsidiaries

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information for the three and nine-month Period Ended September 30, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2023, which comprises the statements of financial position as at September 30, 2023 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

4

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2023, prepared under the responsibility of the Company’s Management and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

 São Paulo, November 8, 2023

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
as of September 30, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	9/30/2023	12/31/2022	9/30/2023	12/31/2022
Assets
Current assets
Cash and cash equivalents	4.a	441,936	605,461	6,037,119	5,621,769
Financial investments and derivative financial instruments	4.b	‐	‐	209,205	520,352
Trade receivables	5.a	‐	‐	3,959,286	4,149,111
Reseller financing	5.b	‐	‐	503,085	559,825
Trade receivables - sale of subsidiaries	5.c	202,364	184,754	932,160	184,754
Inventories	6	‐	‐	3,913,949	4,906,083
Recoverable taxes	7.a	2,012	2,012	1,386,074	1,610,312
Recoverable income and social contribution taxes	7.b	42,896	43,080	93,232	96,134
Dividends receivable	-	‐	147,299	‐	4,296
Other receivables	-	69,338	101,955	133,542	174,153
Prepaid expenses	10	4,224	5,969	126,890	123,699
Contractual assets with customers - exclusivity rights	11	‐	‐	744,569	614,112
Total current assets		762,770	1,090,530	18,039,111	18,564,600

Non-current assets
Financial investments and derivative financial instruments	4.b	202,775	‐	581,279	442,841
Trade receivables	5.a	‐	‐	3,607	61,463
Reseller financing	5.b	‐	‐	541,597	501,522
Trade receivables - sale of subsidiaries	5.c	‐	184,754	‐	911,811
Related parties	8.a	6,677	‐	19,916	‐
Deferred income and social contribution taxes	9.a	156,379	150,451	1,187,133	898,235
Recoverable taxes	7.a	74	74	2,520,134	2,172,959
Recoverable income and social contribution taxes	7.b	4,652	4,321	312,617	403,383
Escrow deposits	21.a	18	18	1,015,672	946,383
Indemnification asset - business combination	21.c	‐	‐	116,517	126,558
Other receivables and other assets	-	‐	‐	151,011	61,433
Prepaid expenses	10	9,532	13,047	51,230	74,813
Contractual assets with customers - exclusivity rights	11	‐	‐	1,445,427	1,591,479

Investments in subsidiaries, joint ventures and associates	12	11,690,714	12,247,087	325,844	111,384
Right-of-use assets, net	13	6,784	6,943	1,742,012	1,791,377
Property, plant and equipment, net	14	6,496	8,373	6,090,195	5,862,413
Intangible assets, net	15	262,066	253,840	2,265,844	1,918,349
Total non-current assets		12,346,167	12,868,908	18,370,035	17,876,403
Total assets		13,108,937	13,959,438	36,409,146	36,441,003

6

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
as of September 30, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	9/30/2023	12/31/2022	9/30/2023	12/31/2022
Liabilities
Current liabilities
Trade payables	17.a	19,441	46,535	3,849,976	4,710,952
Trade payables - reverse factoring	17.b	‐	‐	1,174,646	2,666,894
Loans, financing and derivative financial instruments	16	‐	‐	1,087,668	869,067
Debentures	16	‐	1,800,213	1,218,333	2,491,610
Salaries and related charges	18	45,787	76,357	459,454	460,906
Taxes payable	19	686	1,444	172,745	192,430
Dividends payable		8,910	38,936	10,530	48,525
Income and social contribution taxes payable		1,649	‐	492,244	315,053
Post-employment benefits	20.b	1,396	1,396	21,965	21,809
Provision for decarbonization credit	15.b	‐	‐	568,665	272,969
Provisions for tax, civil and labor risks	21.a	‐	‐	54,401	22,837
Leases payable	13	1,934	1,839	293,837	225,034
Financial liabilities of customers		‐	‐	160,885	154,405
Other payables		2,365	274	376,939	313,761
Total current liabilities		82,168	1,966,994	9,942,288	12,766,252

Non-current liabilities
Loans, financing and derivative financial instruments	16	‐	‐	5,802,927	4,845,393
Debentures	16	‐	‐	4,269,225	3,544,291
Related parties	8.a	2,875	2,875	3,248	3,492
Deferred income and social contribution taxes	9.a	‐	‐	277	299
Post-employment benefits	20.b	1,534	1,283	201,594	193,747
Provisions for tax, civil and labor risks	21.a; 21.c	177,218	142,283	1,175,425	1,017,335
Leases payable	13	5,856	6,035	1,237,843	1,298,735
Financial liabilities of customers	‐	‐	‐	192,926	296,181
Subscription warrants - indemnification	22	62,616	42,776	62,616	42,776
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	12	61,433	76,646	232	157
Other payables	‐	13,714	11,805	277,112	257,377
Total non-current liabilities		325,246	283,703	13,223,425	11,499,783

Equity
Share capital	23.a	6,621,752	5,171,752	6,621,752	5,171,752
Equity instrument granted	23.b	62,480	43,987	62,480	43,987
Capital reserve	23.d	597,828	599,461	597,828	599,461
Treasury shares	23.c	(470,510)	(479,674)	(470,510)	(479,674)
Revaluation reserve of subsidiaries	‐	3,845	3,975	3,845	3,975
Profit reserves	‐	4,661,138	6,111,136	4,661,138	6,111,136
Retained earnings	‐	1,068,211	‐	1,068,211	‐
Accumulated other comprehensive income	‐	156,779	179,974	156,779	179,974
Additional dividends to the minimum mandatory dividends	‐	‐	78,130	‐	78,130
Equity attributable to:
Shareholders of Ultrapar	‐	12,701,523	11,708,741	12,701,523	11,708,741
Non-controlling interests in subsidiaries	‐	‐	‐	541,910	466,227
Total equity		12,701,523	11,708,741	13,243,433	12,174,968
Total liabilities and equity		13,108,937	13,959,438	36,409,146	36,441,003

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	07/01/2023 to	01/01/2023 to	07/01/2022 to	01/01/2022 to	07/01/2023 to	01/01/2023 to	07/01/2022 to	01/01/2022 to
		09/30/2023	09/30/2023	09/30/2022	09/30/2022	09/30/2023	09/30/2023	09/30/2022	09/30/2022
Continuing operations
Net revenue from sales and services	24	‐	‐	‐	‐	32,483,536	92,627,829	39,294,732	107,677,400
Cost of products and services sold	25	‐	‐	‐	‐	(29,619,258)	(86,378,561)	(37,708,655)	(102,769,780)

Gross profit		‐	‐	‐	‐	2,864,278	6,249,268	1,586,077	4,907,620

Operating revenues (expenses)
Selling and marketing	25	‐	‐	‐	‐	(577,486)	(1,612,236)	(508,816)	(1,558,203)
General and administrative	25	(15,788)	(47,332)	(13,250)	(17,508)	(549,149)	(1,472,315)	(388,622)	(1,135,042)
Results from disposal of property, plant and equipment and intangible assets	26	5	5	(45)	2,845	11,770	104,326	49,153	129,809
Other operating income (expenses), net	25	9	(153)	(515)	(1,761)	(170,973)	(510,179)	(174,877)	(414,075)

Operating income (loss) before financial result and share of profit (loss) of subsidiaries, joint ventures and associates and income and social contribution taxes		(15,774)	(47,480)	(13,810)	(16,424)	1,578,440	2,758,864	562,915	1,930,109
Share of profit (loss) of subsidiaries, joint ventures and associates	12	839,283	1,378,242	172,067	447,674	(303)	11,714	(11,141)	10,083
Income before financial result and income and social contribution taxes		823,509	1,330,762	158,257	431,250	1,578,137	2,770,578	551,774	1,940,192

Financial income	27	70,913	121,875	62,629	183,897	296,143	673,265	176,409	467,451
Financial expenses	27	(18,597)	(95,210)	(68,696)	(119,306)	(596,757)	(1,502,196)	(501,150)	(1,715,675)
Financial result, net	27	52,316	26,665	(6,067)	64,591	(300,614)	(828,931)	(324,741)	(1,248,224)
Income before income and social contribution taxes		875,825	1,357,427	152,190	495,841	1,277,523	1,941,647	227,033	691,968

Income and social contribution taxes
Current	9.b; 9.c	(1,378)	(22,559)	(12,344)	151,129	(509,668)	(814,078)	(250,549)	(414,186)
Deferred	9.b	(9,593)	5,927	30,993	21,744	123,388	276,190	203,825	416,398
		(10,971)	(16,632)	18,649	172,873	(386,280)	(537,888)	(46,724)	2,212
Net income from continuing operations		864,854	1,340,795	170,839	668,714	891,243	1,403,759	180,309	694,180

Discontinued operations	33	‐	‐	(97,738)	309,506	‐	‐	(97,738)	309,506

Net income for the period		864,854	1,340,795	73,101	978,220	891,243	1,403,759	82,571	1,003,686
Income attributable to:
Shareholders of Ultrapar		864,854	1,340,795	73,101	978,220	864,854	1,340,795	73,101	978,220
Non-controlling interests in subsidiaries		‐	‐	‐	‐	26,389	62,964	9,470	25,466

Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	28	0.7897	1.2243	0.1566	0.6128	0.7897	1.2243	0.1566	0.6128
Diluted	28	0.7832	1.2141	0.1557	0.6094	0.7832	1.2141	0.1557	0.6094
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	28	‐	‐	(0.0896)	0.2836	‐	‐	(0.0896)	0.2836
Diluted	28	‐	‐	(0.0891)	0.2821	‐	‐	(0.0891)	0.2821
Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	28	0.7897	1.2243	0.0670	0.8964	0.7897	1.2243	0.0670	0.8964
Diluted	28	0.7832	1.2141	0.0666	0.8915	0.7832	1.2141	0.0666	0.8915

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022	01/01/2022 to 09/30/2022
Net income for the period, attributable to shareholders of Ultrapar		864,854	1,340,795	73,101	978,220	864,854	1,340,795	73,101	978,220
Net income for the period, attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	26,389	62,964	9,470	25,466
Net income for the period		864,854	1,340,795	73,101	978,220	891,243	1,403,759	82,571	1,003,686

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of taxes		2,293	(23,195)	(7,594)	604,109	2,293	(23,195)	(7,611)	604,138
Translation adjustments and hedge of net investments in foreign operations, net of taxes		‐	‐	‐	(304,645)	‐	‐	‐	(304,645)

Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes		‐	‐	(345)	(789)	‐	‐	(345)	(789)
Total comprehensive income for the period		867,147	1,317,600	65,162	1,276,895	893,536	1,380,564	74,615	1,302,390
Total comprehensive income for the period attributable to shareholders of Ultrapar		867,147	1,317,600	65,162	1,276,895	867,147	1,317,600	65,162	1,276,895
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	26,389	62,964	9,453	25,495

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (ii)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	1,340,795	‐	1,340,795	62,964	1,403,759
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	(23,195)	‐	‐	(23,195)	‐	(23,195)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(23,195)	1,340,795	‐	1,317,600	62,964	1,380,564

Issuance of shares related to the subscription warrants - indemnification		‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.c; 23.a; 23.b	‐	18,493	(2,193)	9,164	‐	‐	‐	‐	‐	‐	25,464	‐	25,464
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(130)	‐	‐	‐	13	‐	(117)	‐	(117)
Capital increase with reserves	23.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	1,201	‐	1,201	‐	1,201
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiaries	32.c	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(394)	(394)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)	23.e	‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of September 30, 2023		6,621,752	62,480	597,828	(470,510)	3,845	‐	4,661,138	156,779	1,068,211	‐	12,701,523	541,910	13,243,433

10

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves				Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income (i)	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (ii)	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(117,493)	‐	10,066,921	402,319	10,469,240
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	978,220	978,220	25,466	1,003,686
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	298,675	‐	298,675	29	298,704
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	298,675	978,220	1,276,895	25,495	1,302,390

Issuance of shares related to the subscription warrants - indemnification		‐	‐	941	‐	‐	‐	‐	‐	‐	941	‐	941
Equity instrument granted	8.c; 23.a; 23.b	‐	16,790	‐	‐	‐	‐	‐	‐	‐	16,790	‐	16,790
Purchase of treasury shares		‐	‐	(476)	(614)	‐	‐	‐	‐	‐	(1,090)	‐	(1,090)
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(135)	‐	‐	‐	135	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	(31)	(31)	31	‐
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	983	983	(1,635)	(652)
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Interest on capital		‐	‐	‐	‐	‐	‐	‐	‐	(450,004)	(450,004)	‐	(450,004)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balance as of September 30, 2022		5,171,752	50,833	596,946	(489,039)	4,019	792,533	4,073,876	181,182	529,303	10,911,405	459,954	11,371,359

(i)	Cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.
(ii)	These amounts are substantially represented by non-controlling shareholders of Iconic and Serra Diesel.

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Cash flows from operating activities
Net income from continuing operations		1,340,795	668,714	1,403,759	694,180
Adjustments to reconcile net income to cash provided (consumed by) operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	12	(1,378,242)	(447,674)	(11,714)	(10,083)
Amortization of contractual assets with customers - exclusivity rights	11	‐	‐	445,852	333,281
Amortization of right-of-use assets	13	1,633	2,746	221,292	210,497
Depreciation and amortization	14; 15	5,092	1,390	612,853	550,361
Interest and foreign exchange rate variations		3,331	64,788	1,073,225	1,208,417
Current and deferred income and social contribution taxes	9.b	16,632	(172,873)	537,888	(2,212)
Gain (loss) on disposal of property, plant and equipment, intangible assets, and non-current assets	26	(5)	(2,845)	(104,326)	(129,809)
Equity instrument granted		9,171	5,011	25,464	16,790
Provision for decarbonization - CBIO	25	‐	‐	568,382	497,077
Other provisions and others		37,357	(1,534)	153,041	12,183
		35,764	117,723	4,925,716	3,380,682
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	210,355	(637,704)
Inventories	6	‐	‐	1,019,521	(420,260)
Recoverable taxes	7	(21,057)	(39,081)	(490,019)	(736,159)
Dividends received from subsidiaries, joint ventures and associates		1,399,698	206,442	13,261	97
Other assets		7,219	17,608	10,914	(176,120)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	17	(27,094)	5,657	(2,397,911)	270,778
Salaries and related charges	18	(30,570)	8,784	(4,351)	86,093
Taxes payable	19	(758)	264	(21,012)	(41,665)
Other liabilities		23,836	(5,141)	(68,169)	67,899
Acquisition of CBIO	15	‐	‐	(533,319)	(542,453)
Payments of contractual assets with customers - exclusivity rights	11	‐	‐	(363,692)	(512,262)
Payment of tax, civil and labor lawsuits	21.a	(15)	‐	(43,518)	‐
Income and social contribution taxes paid		‐	(15,630)	(169,300)	(283,331)
Net cash provided (consumed) by operating activities from continuing operations		1,387,023	296,626	2,088,476	455,595
Net cash provided by operating activities from discontinued operations		-	‐	‐	30,550
Net cash provided (consumed) by operating activities		1,387,023	296,626	2,088,476	486,145

Cash flows from investing activities
Financial investments, net of redemptions	4.b	(162,911)	(223,234)	186,265	902,088
Acquisitions of property, plant and equipment and intangible assets	14; 15	(14,249)	(951)	(763,272)	(850,960)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International		-	-	-	3,980,699
Cash provided by disposal of investments and property, plant and equipment		197,802	2,212,299	425,261	2,734,428
Transactions with discontinued operations		‐	‐	‐	987,895
Capital decrease and increase in subsidiaries and joint ventures	12	721,635	(325,928)	‐	(28,000)
Net cash consumed by subsidiaries acquisition		(60,930)	(579,018)	(265,505)	‐
Investment purchase and sale transactions and other assets		‐	‐	(38,143)	‐
Net cash provided (consumed) by investing activities from continuing operations		681,347	1,083,168	(455,394)	7,726,150
Net cash consumed by investing activities from discontinued operations		-	-	‐	(220,190)
Net cash provided (consumed) by investing activities		681,347	1,083,168	(455,394)	7,505,960

12

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	16	‐	‐	2,903,031	1,019,580
Repayments	16	(1,725,000)	‐	(2,489,304)	(4,966,715)
Interest and derivatives paid	16	(118,181)	(182,552)	(781,533)	(961,858)
Payments of lease
Principal	13	(1,532)	(3,557)	(152,234)	(266,028)
Interest paid	13	(504)	(52)	(112,009)	(6,868)
Dividends paid		(380,561)	(632,060)	(399,952)	(634,675)
Proceeds from financial liabilities of customers		‐	‐	6,643	‐
Payments of financial liabilities of customers		‐	‐	(140,434)	‐
Capital increase made by non-controlling interests and redemption of shares		149	‐	‐	21,667
Related parties		(6,266)	2,875	(25,990)	(18,926)
Net cash consumed by financing activities from continuing operations		(2,231,895)	(815,346)	(1,191,782)	(5,813,823)
Net cash consumed by financing activities from discontinued operations		-	-	‐	(179,025)
Net cash consumed by financing activities		(2,231,895)	(815,346)	(1,191,782)	(5,992,848)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(25,950)	(21,347)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	‐	(19,315)
Increase (decrease) in cash and cash equivalents - continuing operations		(163,525)	564,448	415,350	2,346,575
Decrease in cash and cash equivalents - discontinued operations		‐	‐	‐	(387,980)
Cash and cash equivalents at the beginning of the period - continuing operations	4.a	605,461	21,533	5,621,769	2,280,074
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	-	387,980
Cash and cash equivalents at the end of the period - continuing operations	4.a	441,936	585,981	6,037,119	4,626,649
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	-	‐
Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	195,591	420,812
Addition on contractual assets with customers - exclusivity rights		‐	‐	66,565	38,796
Transfer between trade receivables and other assets accounts		‐	‐	25,646	‐
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		411	942	411	942
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	39,041	‐

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended September 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	95,476,150	110,888,998
Rebates, discounts and returns		‐	‐	(701,825)	(706,554)
Allowance for expected credit losses	5	‐	‐	(7,613)	26,170
Amortization of contractual assets with customers - exclusivity rights	11	‐	‐	(445,853)	(333,281)
Gain (loss) on disposal of assets and other operating income, net	25; 26	(148)	1,084	(405,853)	(284,266)
		(148)	1,084	93,915,006	109,591,067
Materials purchased from third parties
Raw materials used		‐	‐	(1,367,670)	(3,414,605)
Cost of products and services sold		‐	‐	(85,122,057)	(99,389,666)
Materials, energy, third-party services and others		121,920	148,520	(1,182,604)	(1,852,940)
Provision for assets losses		‐	‐	17,981	12,096
		121,920	148,520	(87,654,350)	(104,645,115)
Gross value added		121,772	149,604	6,260,656	4,945,952
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	13.a; 14; 15	(9,534)	(4,136)	(827,858)	(760,858)
Net value added produced by the Company		112,238	145,468	5,432,798	4,185,094
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	12	1,378,242	447,674	11,714	10,083
Rents and royalties		‐	‐	233,666	212,717
Financial income	27	121,875	183,897	673,265	467,451
		1,500,117	631,571	918,645	690,251
Value added from continuing operations available for distribution		1,612,355	777,039	6,351,443	4,875,345
Value added from discontinued operations available for distribution		‐	106,516	‐	547,144
Total value added available for distribution		1,612,355	883,555	6,351,443	5,422,489
Distribution of value added
Personnel and related charges
Salaries and wages		114,008	109,929	1,054,993	762,025
Benefits		17,483	15,346	307,760	222,524
Government Severance Indemnity Fund for Employees (FGTS)		6,709	5,564	70,627	54,639
Others		2,719	4,491	81,972	67,489
		140,919	135,330	1,515,352	1,106,677
Taxes, fees, and contributions
Federal		46,431	(142,642)	1,549,945	891,356
State		‐	-	295,604	358,868
Municipal		47	1,306	112,070	91,836
		46,478	(141,336)	1,957,619	1,342,060
Financial expenses and rents
Interest, exchange variations and financial instruments		47,719	173,906	1,267,115	1,247,263
Rents		3,043	6,762	82,201	8,672
Others		33,401	(66,337)	125,397	476,493
		84,163	114,331	1,474,713	1,732,428
Remuneration of own capital
Dividends		273,798	‐	273,798	1,635
Interest on capital		‐	450,004	‐	450,004
Retained earnings		1,066,997	218,710	1,129,961	242,541
		1,340,795	668,714	1,403,759	694,180
Value added from continuing operations distributed		1,612,355	777,039	6,351,443	4,875,345
Value added from discontinued operations distributed		‐	106,516	‐	547,144
Value added distributed		1,612,355	883,555	6,351,443	5,422,489

The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023
1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 29.

This interim financial information was authorized for issuance by the Board of Directors on November 8, 2023.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a.2. Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			09/30/2023		12/31/2022
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Imaven Imóveis Ltda.(10)	Brazil	Others	-	-	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. and subsidiaries (4)	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A.(3)	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda.(1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	-	-	100
NEOgás do Brasil Gas Natural Comprimido S.A.(5)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda	Brazil	Others	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.(8)	Brazil	Ultracargo	-	-	-	100
Ultracargo Soluções Logísticas S.A.(2)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Imaven Imóveis Ltda.(10)	Brazil	Others	100	-	-	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda (7)	Brazil	Others	-	100	-	-
Abastece Aí Participações S.A.(9)	Brazil	Others	-	100	-	-
Ultrapar Empreendimentos Ltda (8)	Brazil	Others	100	-	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(11)	Brazil	Others	-	60	-	-

The percentages in the table above are rounded.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

(1)	Non-operating company in closing phase.
(2)	On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A.
(3)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(4)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.
(5)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.
(6)	Company established on February 28, 2023 with the purpose of holding interests in other companies.
(7)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(8)	On April 27, 2023, the company was merged into Ultracargo Logística S.A.
(9)	Company established on June 1, 2023 with the purpose of holding interests in other companies.
(10)	On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”), performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control and at book values.
(11)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.

b. Main events that occurred in the period

b.1 Acquisition of NEOgás do Brasil Gás Natural Comprimido S.A.

On November 21, 2022, Ultrapar, through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”). The transaction was closed on February 1st, 2023. For further information, see Note 32.b.

b.2 Acquisition of Terminal de Combustíveis Paulínia S.A. (“Opila”)

On April 19, 2023, Ultrapar, through its subsidiary Ultracargo Logística S.A, signed an agreement for the acquisition of a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), held by Copersucar S.A. The closing of the transaction occurred on July 1st, 2023. For further information, see Note 32.c.

b.3 Acquisition of Serra Diesel Transportador Revendedor Retalhista Ltda.

On May 21, 2023, Ultrapar, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of 60% of the shares of Serra Diesel Transportador Revendedor Retalhista Ltda. The transaction was concluded on September 1st, 2023. The acquisition complements Ultrapar's activities in the distribution of liquid fuels. For further information, see Note 32.d.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

2 Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2022. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2022.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)      derivative and non-derivative financial instruments measured at fair value;

(ii)     share-based payments and employee benefits measured at fair value;

(iii)   deemed cost of property, plant and equipment.

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2022, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

3 New accounting policies and changes in accounting policies adopted

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosures or reported amounts.

As of 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any material impact on its financial information. For further information, see Note 30.h.

a. New accounting policies and changes in accounting policies

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/or after January 1, 2023 had no significant impact on the interim financial information for the period ended September 30, 2023:

  CPC 26 (R1)/IAS 1 – Classification of Liabilities as Current or Non-current
  CPC 26 (R1)/IAS 1 and Practical Expedient 2 of IFRS – Disclosure of Accounting Policies
  CPC 23/IAS 8 – Definition of Accounting Estimates
  CPC 32/IAS 12 – Deferred Tax Related to Assets and Liabilities arising from a Single Transaction Applicable
  CPC 50/IFRS 17 – Insurance Contracts
18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and ISSB ("International Sustainability Standards Board") were not adopted since they are not effective in the period ended September 30, 2023. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated interim financial information.

  CPC 06 (R2)/IFRS 16 – Leases
  IAS 1 – Non-current Liabilities with Covenants
  IAS 12 – International Tax Reform
  IFRS 7 and IAS 7 – Supplier Finance Arrangements
  IFRS S1 – General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 – Climate-related Disclosures (*)

(*) The Company and its subsidiaries are evaluating the impacts resulting from the adoption of these standards.

4 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 30.i.

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Cash and banks
In local currency	3,181	1,919	211,024	105,986
In foreign currency	‐	‐	24,389	5,811
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	438,755	603,542	5,355,797	5,204,766
In foreign currency
Securities and funds in foreign currency	‐	‐	445,909	305,206
Total cash and cash equivalents	441,936	605,461	6,037,119	5,621,769

b. Financial investments and derivative financial instruments

The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	Parent		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Financial investments
In local currency
Securities and funds in local currency	‐	‐	82,850	406,683
Derivative financial instruments and other financial assets at fair value (a)	202,775	‐	707,634	556,510

Total financial investments and derivative financial instruments	202,775	‐	790,484	963,193
Current	‐	‐	209,205	520,352
Non-current	202,775	‐	581,279	442,841

(a)	Accumulated gains, net of withholding income tax (see Note 30.g).

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

5 Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	09/30/2023	12/31/2022
Domestic customers	4,247,820	4,527,167
Domestic customers - related parties (see note 8.a.2)	‐	64
Foreign customers	74,595	3,401
Foreign customers - related parties (see note 8.a.2)	3,387	2,695
	4,325,802	4,533,327
(-) Allowance for expected credit losses	(362,909)	(322,753)
Total	3,962,893	4,210,574
Current	3,959,286	4,149,111
Non-current	3,607	61,463

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2023	4,325,802	3,516,819	71,062	41,049	24,780	57,812	614,280
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2023	362,909	16,050	1,864	1,858	1,794	19,303	322,040
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2022	322,753
Additions	110,759
Reversals	(60,609)
Write-offs	(9,994)
Balance as of September 30, 2023	362,909

For further information on the allowance for expected credit losses, see Note 30.d.3.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	09/30/2023	12/31/2022
Reseller financing – Ipiranga	1,183,079	1,234,634
(-) Allowance for expected credit losses	(138,397)	(173,287)
	1,044,682	1,061,347
Current	503,085	559,825
Non-current	541,597	501,522

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2023	1,183,079	842,340	7,355	9,712	5,272	10,650	307,750
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2023	138,397	5,826	352	901	731	3,900	126,687
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2022	173,287
Additions	21,765
Reversals	(50,207)
Write-offs	(6,448)
Balance as of September 30, 2023	138,397

For further information on the allowance for expected credit losses, see Note 30.d.3.

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	751,140	782,655
(-) Adjustment to present value - sale of investments (ii)	‐	‐	(21,344)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	202,364	369,508	202,364	369,508
	202,364	369,508	932,160	1,096,565
Current	202,364	184,754	932,160	184,754
Non-current	‐	184,754	‐	911,811

(i)	Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, due in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.
(ii)	The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of September 30, 2023, includes present value realization and exchange variation of transaction closing date until September 30, 2023.
(iii)	Refers to part of the payment of the Extrafarma sale transaction, in two installments with equal value, being the first settled in August 2023, and the second maturing in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

6 Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	09/30/2023	12/31/2022
Fuels, lubricants and greases	3,008,651	3,782,522
Raw materials	275,090	380,993
Liquified petroleum gas - LPG	122,109	143,516
Consumable materials and other items for resale	123,701	125,239
Purchase for future delivery (1)	362,177	453,817
Properties for resale	22,221	19,996
	3,913,949	4,906,083

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Movements in the provision for losses are as follows:

Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(6,295)
Reversal of provision for adjustment to realizable value	(5,338)
Balance as of September 30, 2023	10,293

7 Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2023	12/31/2022
ICMS - State VAT (a.1)	1,470,719	1,312,990
PIS and COFINS - Federal VAT (a.2)	2,354,288	2,410,736
Others	81,201	59,545
Total	3,906,208	3,783,271
Current	1,386,074	1,610,312
Non-current	2,520,134	2,172,959

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the restitutions of ICMS-ST (tax substitution).

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 – On March 11, 2022 Supplementary Law (“LC”) 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, a Direct Unconstitutionality Action 7181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to August 15, 2022 (90 day after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1,118/22 effective date, remained in force.

The Company, through its subsidiaries Ipiranga and Ultragaz, has credits in the amount of R$ 672,484 (R$ 971,373 as of December 31, 2022) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	Consolidated
	09/30/2023	12/31/2022
IRPJ and CSLL	405,849	499,517
Current	93,232	96,134
Non-current	312,617	403,383

8 Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	09/30/2023
	Assets		Liabilities
	Other receivables	Related parties	Related parties	Other payables
Ipiranga Produtos de Petróleo S.A.	52,159	‐	‐	1,720
Cia Ultragaz S.A.	9,427	6,677	‐	149
Ultracargo Logística S.A.	3,232	‐	‐	152
Eaí Clube Automobilista S.A.	520	‐	‐	‐
UVC Investimentos Ltda	212	‐	‐	40
am/pm Comestíveis Ltda.	2,494	‐	‐	50
Iconic Lubrificantes S.A.	51	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐
Others	41	‐	‐	232
Total	68,136	6,677	2,875	2,343

	12/31/2022			09/30/2022
	Assets	Liabilities
	Other receivables	Related parties	Other payables	Financial result
Ipiranga Produtos de Petróleo S.A.	79,070	‐	111	29,495
Cia Ultragaz S.A.	15,198	‐	28	13,260
Ultracargo Logística S.A.	3,940	‐	‐	‐
Eaí Clube Automobilista S.A.	487	‐	‐	‐
UVC Investimentos Ltda	21	‐	‐	‐
am/pm Comestíveis Ltda.	57	‐	‐	‐
Iconic Lubrificantes S.A.	12	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	4	‐	30	‐
Others	89	‐	431	‐
Total	98,878	2,875	600	42,755
23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	09/30/2023
	Loans (1)		Commercial transactions		Trading transactions
	Assets	Liabilities
	Related parties		Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	‐	8,405	‐	343,450
União Vopak Armazéns Gerais Ltda.	‐	‐	‐	‐	469	‐
Latitude Logística Portuária S.A.	6,616	‐	‐	‐	‐	‐
Nordeste Logistica I S.A.	‐	‐	‐	26	‐	‐
Nordeste Logistica III S.A.	‐	‐	‐	21	‐	‐
Navegantes Logística Portuária S.A.	13,300	‐	‐	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	‐	‐	483	‐
Chevron Latin America Marketing LLC (2)	‐	‐	73	‐	‐	‐
Chevron Marine Products (2)	‐	‐	3,249	‐	9,427	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	‐	52,385	‐	128,306
Chevron Products Company (2)	‐	‐	‐	110,254	‐	253,373
Chevron Belgium NV (2)	‐	‐	‐	1,266	‐	20,550
Chevron Lubricants Lanka PLC (2)	‐	‐	65	‐	65	‐
MLF Holding LTDA (3)	‐	‐	‐	‐	‐	14
Others	‐	373	‐	‐	‐	‐
Total	19,916	3,248	3,387	172,357	10,444	745,693

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	Non-controlling shareholders and other related parties of Iconic.
(3)	Non-controlling shareholders and other related parties of Serra Diesel.

	12/31/2022			09/30/2022
	Loans (1)	Commercial transactions		Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	26,062	‐	197,743
União Vopak Armazéns Gerais Ltda.	‐	61	‐	588	‐
Latitude Logística Portuária S.A.	‐	3	346	‐	‐
Nordeste Logistica I S.A.	‐	‐	22	‐	‐
Nordeste Logistica III S.A.	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	113	‐	799
Chevron Latin America Marketing LLC (2)	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	403	‐	475	‐
Chevron Marine Products (2)	‐	1,950	‐	10,670	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	53,912	‐	114,529
Chevron Products Company (2)	‐	‐	178,846	‐	501,960
Chevron Belgium NV (2)	‐	‐	326	‐	9,913
Chevron Petroleum CO Colombia (2)	‐	220	‐	220	‐
Chevron Brasil Óleos Básicos Ltda. (2)	‐	‐	‐	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	88	‐	88	‐
Others	617	‐	‐	‐	‐
Total	3,492	2,759	259,644	12,041	824,944
24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded.

b. Key executives (Consolidated)

The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For details about post-employment benefits see Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	09/30/2023	09/30/2022
Short-term compensation	36,908	45,208
Stock compensation	22,838	12,670
Post-employment benefits	2,227	2,622
Total	61,973	60,500

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange, and the amounts are amortized between five to seven years from the grant date. The last grants of this plan occurred in 2016 and the transfers were concluded in 2023.

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	‐	2023	32.72	9,732	(9,732)	‐
Balance as of September 30, 2023	‐			9,732	(9,732)	‐

For the nine-month period ended September 30, 2023, the amortization of R$ 88 (reversal of R$ 406 in the period ended September 30, 2022) was recognized as general and administrative expense.

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2022	66,664
Shares transferred to executives	(66,664)
Balance as of September 30, 2023	‐
25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal for amendment to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of common shares issued by it held in treasury for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(2,229)	446
Restricted	April 3, 2019	28,270	2024	23.25	3,181	(3,059)	122
Restricted	September 2, 2019	240,000	2025	16.42	6,756	(4,598)	2,158
Restricted	April 1, 2020	95,738	2024 to 2025	12.53	2,235	(1,760)	475
Performance	April 1, 2020	151,822	2024 to 2025	12.53	3,412	(2,845)	567
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(2,808)	2,656
Restricted	April 7, 2021	353,506	2024	21.00	13,881	(11,567)	2,314
Performance	April 7, 2021	550,176	2024	21.00	21,596	(18,620)	2,976
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(8,568)	15,795
Restricted	April 6, 2022	705,687	2025	14.16	18,802	(9,995)	8,807
Performance	April 6, 2022	877,524	2025	14.16	23,336	(12,737)	10,599
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(6,939)	57,109
Restricted	December 7, 2022	1,500,000	2032	13.47	38,104	(3,156)	34,948
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(1,868)	5,604
Restricted	April 20, 2023	1,210,270	2026	14.50	32,713	(5,452)	27,261
Performance	April 20, 2023	1,210,270	2026	14.50	32,713	(5,452)	27,261
Restricted	09/20/2023	3,800,000	2033	18.75	132,775	-	132,775
		14,894,587			433,526	(101,653)	331,873

Balance as of December 31, 2022	8,934,704
Shares granted during the period	6,804,064
Cancellation of granted shares due to termination of executive employment	(430,082)
Shares transferred (vesting)	(414,099)
Balance as of September 30, 2023	14,894,587
26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the nine-month period ended September 30, 2023, an expense in the amount of R$ 47,134 was recognized in relation to the Plan (R$ 26,361 for the period ended September 30, 2022).

For all plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

9 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	45,174	47,436
Provision for tax, civil and labor risks	60,254	48,376	275,068	225,585
Provision for post-employment benefits	996	911	77,367	74,644
Provision for differences between cash and accrual basis (i)	‐	‐	74,845	63,330
Goodwill	‐	‐	3,301	3,561
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	9,492	17,575
Provision for asset retirement obligation	‐	‐	15,728	15,737
Operating provisions	4,068	6,090	240,168	132,657
Provision for profit sharing and bonus	8,380	14,453	61,371	69,588
Leases payable	342	317	70,673	60,484
Change in fair value of subscription warrants	16,160	9,224	16,160	9,224
Provision for deferred revenue	‐	‐	6,644	8,121
Other temporary differences	6,408	5,575	82,753	43,715
Tax losses and negative basis for social contribution carryforwards (9.d)	78,999	65,505	397,982	283,238
Total	175,607	150,451	1,376,726	1,054,895
Offset liability balance	(19,228)	‐	(189,593)	(156,660)
Net balances of deferred tax assets	156,379	150,451	1,187,133	898,235
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	‐	‐	387
Leases payable	‐	‐	‐	171
Provision for differences between cash and accrual basis (i)	19,228	‐	40,395	9,389
Goodwill	‐	‐	17,576	27,691
Business combination - fair value of assets	‐	‐	59,464	61,521
Provision for deferred revenue	‐	‐	2	‐
Provision for post-employment benefits	‐	‐	2	‐
Other temporary differences	‐	‐	72,431	57,800
Total	19,228	‐	189,870	156,959
Offset asset balance	(19,228)	‐	(189,593)	(156,660)
Net balance of deferred tax liabilities	‐	‐	277	299

(i)	Refers, mainly, to the income and social contribution taxes on the exchange variation of the derivative instruments.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2022	150,451	897,936
Deferred IRPJ and CSLL recognized in income for the year	5,927	276,190
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	12,517
Others	1	213
Balance as of September 30, 2023	156,379	1,186,856

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income before taxes	1,357,427	495,841	1,941,647	691,968
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(461,525)	(168,586)	(660,160)	(235,269)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(2,495)	(3,982)	(8,374)	(10,135)
Nontaxable revenues (ii)	8,939	5,345	79,864	20,621
Adjustment to estimated income (iii)	‐	‐	2,215	8,538
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(13,660)	(2,387)
Share of profit (loss) of subsidiaries, joint ventures and associates	468,602	152,209	3,983	3,428
Interest on capital	‐	153,000	‐	153,003
Other adjustments	(30,153)	34,887	(8,682)	12,253
Income and social contribution taxes before tax incentives	(16,632)	172,873	(604,814)	(49,948)
Tax incentives – SUDENE (9.c)	-	‐	66,926	52,160
Income and social contribution taxes in the statement of income	(16,632)	172,873	(537,888)	2,212
Current	(22,559)	151,129	(814,078)	(414,186)
Deferred	5,927	21,744	276,190	416,398
Effective IRPJ and CSLL rates - %	1.2	(34.9)	27.7	(0.3)

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2032
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)	In August 2023, the renewal of the tax benefit for the Aratu Terminal was approved, effective from January 1, 2023 to December 31, 2032. The subsidiary Ultracargo filed a request with the Brazilian Federal Revenue to use the retroactive benefit from January 1, 2023.

d. Tax loss carryforwards

As of September 30, 2023, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2023	12/31/2022
Oil Trading	88,040	93,627
Ultrapar (i)	78,999	65,505
Abastece aí	87,025	66,347
Ipiranga	95,906	28,894
Ultracargo Vila do Conde	33,412	22,313
Others	14,600	6,552
	397,982	283,238

(i)	Includes the amount of R$ 27,872 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of September 30, 2023 (R$ 33,663 as of December 31, 2022).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2023	12/31/2022
Neogás	48,599	-
Integra Frotas	13,463	12,394
Millennium	7,925	6,154
Others	7,919	997
	77,906	19,545

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 140,066 as of September 30, 2023 (R$ 128,420 as of December 31, 2022).

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

10 Prepaid expenses (Consolidated)

	09/30/2023	12/31/2022
Rents	32,763	26,888
Advertising and publicity	21,796	49,426
Insurance premiums	35,021	48,584
Software maintenance	27,493	26,114
Employee benefits	16,952	6,923
IPVA and IPTU	2,681	1,195
Contribution - private pension fund (see Note 20.a)	18,682	18,204
Other prepaid expenses	22,732	21,178
	178,120	198,512
Current	126,890	123,699
Non-current	51,230	74,813

11 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. The contracts amortization occurs in accordance with the contractual terms of customer performance.

Changes are shown below:

Balance as of December 31, 2022	2,205,591
Additions	430,257
Amortization	(445,852)
Balance as of September 30, 2023	2,189,996
Current	744,569
Non-current	1,445,427

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

12 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Profit (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries and joint ventures
				09/30/2023	12/31/2022	09/30/2023	09/30/2022
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,666,874	231,546	100	1,666,874	1,651,115	231,546	165,536
Ipiranga Produtos de Petróleo S.A. (*)	8,767,622	551,028	100	8,767,622	8,142,013	551,028	291,169
Ultrapar International S.A.	(61,433)	15,213	100	(61,433)	(76,646)	15,213	(112,103)
UVC	39,343	(3,904)	100	39,343	39,123	(3,904)	(472)
Centro de Conveniências Millennium Ltda.	12,700	(5,249)	100	12,700	11,883	(5,249)	(4,960)
Eaí Clube Automobilista S.A.	137,284	(38,953)	100	137,284	110,836	(38,953)	(41,560)
Ultragaz Participações Ltda.(i)	933,133	621,500	100	933,133	2,263,339	621,500	128,331
UVC Investimentos Ltda. (iii)	38	(35)	100	38	73	(35)	(105)
Imaven Imóveis Ltda. (v)	52,051	1,121	100	52,051	‐	1,121	‐
Ultrapar Empreendimentos Ltda. (vi)	45,933	(68)	100	45,933	‐	(68)	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A. (ii)	6,989	(51)	50	3,496	3,520	(25)	‐
Refinaria de Petróleo Riograndense S.A. (iv)	97,096	18,270	33	32,240	25,185	6,068	21,838

Total (A)				11,629,281	12,170,441	1,378,242	447,674
Total provision for equity deficit (B)				(61,433)	(76,646)
Total investments (A-B)				11,690,714	12,247,087

The percentages in the table above are rounded.

(*)	Equity and profit for the period adjusted for unrealized profits between subsidiaries in the amount of R$ 38,977.

(i)	Until July 31, 2022, Ultragaz was a subsidiary of Ipiranga Produtos de Petróleo S.A. On August 1, 2022, the Company acquired a 99% interest in Cia. Ultragaz. On November 1, 2022, Ultragaz Participações S.A., which became the direct parent of Companhia Ultragaz S.A. and subsidiaries, was established. For further information, see Note 1.a.2.
(ii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(iii)	On August 1, 2022, Ultrapar acquired the total shares of UVC Investimentos Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iv)	Investment considers capital loss balances of R$ 10,812 as of September 30, 2023 (R$ 11,356 as of December 31, 2022).
(v)	On April 28, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2022, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(vi)	Company established on February 28, 2023 with the purpose of holding interests in other companies.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				09/30/2023	12/31/2022	09/30/2023	09/30/2022
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	9,292	15,380	50	4,646	4,456	7,690	(1,369)
Refinaria de Petróleo Riograndense S.A. (2)	97,096	18,270	33	32,240	25,186	6,067	21,838
Latitude Logística Portuária S.A. (3)	14,810	(1,262)	50	7,405	7,638	(233)	(2,939)
Navegantes Logística Portuária S.A. (3)	55,752	(14,577)	33	18,584	23,250	(4,666)	(9,315)
Nordeste Logística I S.A. (3)	20,052	5,145	33	6,684	6,340	343	1,588
Nordeste Logística II S.A. (3)	52,440	(4,762)	33	17,480	19,415	(1,935)	(1,581)
Nordeste Logística III S.A. (3)	53,448	3,369	33	17,816	17,038	779	(638)
Química da Bahia Indústria e Comércio S.A. (i)	6,989	(51)	50	3,495	3,520	(26)	‐
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	107,112	4,189	50	53,556	‐	2,095	‐
Other investments	‐	‐	‐	302	‐	‐	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (4)	17,998	6,368	25	4,500	3,898	1,572	2,476
Metalúrgica Plus S.A. (5)	(691)	(220)	33	(232)	(157)	(73)	(72)
Plenogás Distribuidora de Gás S.A. (5)	1,420	306	33	473	615	101	95
Other investments	‐	‐	‐	29	28	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla") (6)	‐	‐	‐	158,634	‐	‐	‐

Total (A)				325,612	111,227	11,714	10,083
Total provision for equity deficit (B)				(232)	(157)
Total investments (A-B)				325,844	111,384

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(4)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(5)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.
(6)	The subsidiary Ultracargo Logística acquired a 50% interest in Opla on July 1, 2023. For further information, see Note 32.c.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	1,372,199	6,043	1,378,242	10,114	1,600	11,714
Dividends	(1,252,590)	‐	(1,252,590)	(7,500)	(1,214)	(8,714)
Equity instrument granted (ii)	17,206	‐	17,206	991	‐	991
Accumulated other comprehensive income	(24,467)	988	(23,479)	‐	‐	‐
Capital increase in cash	371,569	‐	371,569	‐	‐	‐
Shareholder transactions - changes of interest	166	‐	166	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	‐	‐	‐
Other movements	‐	‐	‐	298	‐	298
Balance as of September 30, 2023 (i)	11,593,545	35,736	11,629,281	320,842	4,770	325,612

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	1,286,248	26,098	1,312,346	9,397	2,784	12,181
Dividends	(352,993)	(4,296)	(357,289)	(4,298)	(2,076)	(6,374)
Equity instrument granted (ii)	14,195	‐	14,195	‐	‐	‐
Accumulated other comprehensive income	1,798	267	2,065	267	‐	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	288	(1,440)	(1,152)	(1,440)	‐	(1,440)
Capital increase in cash	369,021	‐	369,021	28,000	‐	28,000
Shareholder transactions - changes of interest	910	3,528	4,438	3,528	(3,528)	‐
Redemption of shares Ultragaz	(23,065)	‐	(23,065)	‐	‐	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Movements in discontinued operations	774,709	‐	774,709	‐	‐	‐
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ipiranga Produtos de Petróleo S.A., Ultragaz Participações Ltda. and Ultracargo Operações Logísticas Ltda.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

13 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

  Right-of-use assets
  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Acquisition of subsidiary (iii)	Balance as of 09/30/2023
Cost:
Real estate	10	2,019,898	126,272	(118,296)	‐	‐	4,274	2,032,148
Port areas	29	311,174	4,284	‐	‐	‐	‐	315,458
Vehicles	4	186,455	77,275	(59,860)	‐	‐	35,009	238,879
Equipment	5	26,345	1,311	(1,973)	‐	‐	996	26,679
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	209,142	(180,129)	‐	‐	40,279	2,641,010

Accumulated amortization:
Real estate		(634,688)	‐	55,414	(3,356)	(156,465)	(393)	(739,488)
Port areas		(36,773)	‐	‐	‐	(5,826)	‐	(42,599)
Vehicles		(83,902)	‐	58,266	‐	(55,178)	(9,112)	(89,926)
Equipment		(2,850)	‐	1,973	‐	(989)	(157)	(2,023)
Others		(22,128)	‐	‐	‐	(2,834)	‐	(24,962)
		(780,341)	‐	115,653	(3,356)	(221,292)	(9,662)	(898,998)

Net amount		1,791,377	209,142	(64,476)	(3,356)	(221,292)	30,617	1,742,012

(i)	Considers R$ 195,591 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 32.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2022	1,523,769
Interest accrued	105,160
Payments of leases	(152,234)
Interest payment	(112,009)
Additions and remeasurement	195,591
Write-offs	(58,713)
Acquisition of subsidiary	30,116
Balance as of September 30, 2023	1,531,680

Current	293,837
Non-current	1,237,843

The undiscounted future cash outflows are presented below:

	09/30/2023	12/31/2022
Up to 1 year	401,212	343,792
1 to 2 years	321,760	319,284
2 to 3 years	232,078	277,318
3 to 4 years	195,705	201,227
4 to 5 years	153,895	173,229
More than 5 years	1,037,098	1,089,255
Total	2,341,748	2,404,105

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	9.85%
From 6 to 10 years	9.67%
From 11 to 15 years	10.18%
More than 15 years	10.39%

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended September 30, 2023 are as follows:

Right-of-use asset, net
Nominal base	1,742,012
Inflated base	2,088,069
19.9%

Leases payable
Nominal base	1,531,680
Inflated base	1,877,744
22.6%

Financial expenses
Nominal base	105,160
Inflated base	126,417
20.2%

Amortization expense
Nominal base	221,292
Inflated base	260,054
17.5%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended September 30, 2023 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	141,680
Nominal cash flow	216,612

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

14 Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 09/30/2023
Cost:
Land		619,116	1,053	‐	3,316	(12,779)	36	610,742
Buildings	36	1,532,506	25,841	‐	140,679	(106,697)	891	1,593,220
Leasehold improvements	11	1,169,326	22,153	‐	59,671	(9,819)	15,225	1,256,556
Machinery and equipment	11	3,186,759	82,975	‐	89,117	(14,095)	109,239	3,453,995
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	59,579	‐	126,885	(64,283)	11,534	3,346,838
LPG tanks and bottles	9	920,287	98,124	‐	432	(35,437)	‐	983,406
Vehicles	8	325,094	12,245	‐	1,351	(1,569)	16,963	354,084
Furniture and fixtures	9	201,708	9,440	‐	1,448	(3,430)	1,504	210,670
IT equipment	5	303,023	15,243	‐	3,611	(17,218)	2,145	306,804
Construction in progress		694,726	295,897	‐	(420,371)	‐	5,054	575,306
Advances to suppliers		18,139	6,561	‐	(3,540)	‐	180	21,340
Imports in progress		902	1,848	‐	‐	‐	‐	2,750
		12,184,709	630,959	‐	2,599	(265,327)	162,771	12,715,711

	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 09/30/2023
Accumulated depreciation:
Buildings	(591,812)	‐	(34,324)	‐	97,042	(438)	(529,532)
Leasehold improvements	(618,256)	‐	(50,752)	‐	7,901	(2,650)	(663,757)
Machinery and equipment	(1,926,954)	‐	(143,076)	‐	13,033	(39,721)	(2,096,718)
Automotive fuel/lubricant distribution equipment and facilities	(2,113,657)	‐	(124,645)	‐	46,612	(4,935)	(2,196,625)
LPG tanks and bottles	(557,260)	‐	(61,662)	‐	29,180	‐	(589,742)
Vehicles	(154,177)	‐	(20,443)	‐	608	(3,459)	(177,471)
Furniture and fixtures	(118,438)	‐	(10,354)	‐	2,756	(699)	(126,735)
IT equipment	(239,978)	‐	(17,867)	‐	15,733	(1,311)	(243,423)
	(6,320,532)	‐	(463,123)	‐	212,865	(53,213)	(6,624,003)
Provision for impairment losses:
Land	(146)	‐	‐	‐	‐	‐	(146)
Buildings	‐	‐	‐	-	‐	‐	-
Leasehold improvements	(30)	‐	‐	‐	2	‐	(28)
Machinery and equipment	(1,566)	(18)	‐	‐	250	‐	(1,334)
Automotive fuel/lubricant distribution equipment and facilities	(22)	‐	‐	‐	17	‐	(5)
	(1,764)	(18)	‐	-	269	‐	(1,513)
Net amount	5,862,413	630,941	(463,123)	2,599	(52,193)	109,558	6,090,195

(i) Refers to R$ 757 transferred to intangible assets and R$ 3,356 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

15 Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Acquisition of subsidiaries	Balance as of 09/30/2023
Cost:
Goodwill (a)		917,775	‐	‐	‐	‐	‐	27,190	944,965
Software	5	1,299,088	171,354	‐	757	(114,327)	‐	10,026	1,366,898
Distribution rights	14	114,593	‐	‐	‐	‐	‐	44,986	159,579
Brands		65,647	‐	‐	‐	‐	(2,605)	‐	63,042
Trademark rights	31	114,792	2	‐	‐	‐	‐	5,938	120,732
Others	3	177	‐	‐	‐	(3)	‐	20,561	20,735
Decarbonization credits (CBIO)		232,305	533,319	‐	‐	(300,527)	‐	‐	465,097
		2,744,377	704,675	‐	757	(414,857)	(2,605)	108,701	3,141,048
Accumulated amortization:
Software		(708,659)	‐	(141,089)	‐	106,673	‐	(4,858)	(747,933)
Distribution rights		(102,037)	‐	(2,073)	‐	‐	‐	(1,152)	(105,262)
Trademark rights		(14,930)	‐	(2,784)	‐	‐	‐	(112)	(17,826)
Others		(402)	‐	(3,784)	‐	3	‐	‐	(4,183)
		(826,028)	‐	(149,730)	‐	106,676	‐	(6,122)	(875,204)
Net amount		1,918,349	704,675	(149,730)	757	(308,181)	(2,605)	102,579	2,265,844

(i) Refers to R$ 757 transferred from property, plant and equipment.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	09/30/2023	12/31/2022
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás (ii)	Ultragaz	12,973	‐
Stella (ii)	Ultragaz	99,679	99,679
Serra Diesel	Ultrapar	14,217	‐
TEAS (iii)	Ultracargo	797	797
		944,965	917,775

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) For further information, see Notes 32.a and 32.b.

(iii) On April 27, 2023, the Company was incorporated by Ultracargo Logística S.A.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the nine-month period ended September 30, 2023, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

b. Acquisition and provisions for decarbonization credits (Consolidated)

The Company, through the subsidiary IPP, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019, issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”).

The obligation is registered under “Provisions for decarbonization credit” in the amount of R$ 568,665 as of September 30, 2023 (R$ 272,969 as of December 31, 2022), in proportion to the annual targets established by ANP, through average acquisition cost of credits already acquired and the fair value of traded credits on B3 on the closing date to the credits to be acquired.

On April 25, 2023, was published the Decree No. 11,499/2023, which exceptionally establishes the deadline for retirement of decarbonization credits until September 2023 to meet the 2022 target and until March 2024 to meet the 2023 target.

16 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent
Description	09/30/2023	12/31/2022	Index/Currency	Weighted average financial charges 2023	Maturity
Brazilian Reais:
Debentures - 6th issuance	‐	1,800,213	DI	0.0%	2023
Total	‐	1,800,213
Current	‐	1,800,213
Non-current	‐	‐

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023
                    Consolidated:
	09/30/2023	12/31/2022	Index/Currency	Weighted average financial charges 2023	Maturity
Foreign currency:
Notes in the foreign market	3,875,820	3,973,816	USD	5.3%	2026 and 2029
Foreign loan	1,023,388	1,161,798	USD	4.6%	2024 and 2025
Foreign loan	430,525	-	JPY	1.3%	2025
Foreign loan	123,568	54,542	EUR	4.4%	2024
Total in foreign currency	5,453,301	5,190,156
Brazilian Reais:
Debentures – CRA	3,209,010	3,011,462	IPCA+	5.1%	2024 to 2032
Debentures – CRA	683,424	660,485	%DI	97.5%	2023
Debentures - Ultracargo Logística and Ultracargo Soluções Logísticas S.A.	498,250	482,185	IPCA+	4.1%	2028
CCB (f)	535,759	‐	%DI	109.4%	2025
Debentures – CRA(d)	521,543	-	Fixed rate	11.2%	2027
Debentures – CRA(d)	487,415	-	DI+	0.7%	2027
CDCA (f)	202,010	‐	%DI	108.6%	2024
Debentures – Ultracargo Logística	87,917	81,548	Fixed rate	6.5%	2024
FINEP	1,458	‐	TLP (1)	1.0%	2023 to 2026
CCB (f)	28	‐	DI+	8.7%	2023
Debentures - 6th issuance	‐	1,800,213	%DI	0.0%	2023
Total in Brazilian Reais	6,226,814	6,035,893
Total in foreign currency and Brazilian Reais	11,680,115	11,226,049
Derivative financial instruments (*)	698,038	524,312
Total	12,378,153	11,750,361
Current	2,306,001	3,360,677
Non-current	10,072,152	8,389,684

(*) Accumulated losses (see Note 30.g).

(1)	TLP (Long-term Interest Rate) = set by the National Monetary Council, the TLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2023, TLP was fixed at 7.00% p.a.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2022	1,800,213	11,750,361
New loans and debentures (d; e; f)	‐	2,903,031
Interest accrued	42,968	567,719
Principal payment	(1,725,000)	(2,489,304)
Interest payment	(118,181)	(492,731)
Acquired company balance	‐	111,328
Monetary and exchange rate variation	‐	(198,973)
Change in fair value	‐	52,996
Hedge result	‐	173,726
Balance as of September 30, 2023	‐	12,378,153

The long-term debt had the following principal maturity schedule:

	Consolidated
	09/30/2023	12/31/2022
From 1 to 2 years	1,920,422	817,898
From 2 to 3 years	290,062	782,965
From 3 to 4 years	3,356,587	2,268,647
From 4 to 5 years	1,518,193	‐
More than 5 years	2,986,888	4,520,174
	10,072,152	8,389,684

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 30.h).

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2022	Transaction costs	Payments	Balance as of 09/30/2023
Debentures	0.4	68,168	23,569	(12,284)	79,453
Notes in the foreign market	0.1	12,405	‐	(1,712)	10,693
Total		80,573	23,569	(13,996)	90,146

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	17,410	15,440	15,277	13,713	8,350	9,263	79,453
Notes in the foreign market	2,297	2,293	2,295	1,426	1,417	965	10,693
Total	19,707	17,733	17,572	15,139	9,767	10,228	90,146

c. Guarantees

The financing does not have collateral as of September 30, 2023 and December 31, 2022 and has guarantees and promissory notes in the amount of R$ 11,506,040 as of September 30, 2023 (R$ 9,371,295 as of December 31, 2022).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 110,076 as of September 30, 2023 (R$ 115,451 as of December 31, 2022).

d. Debentures

In March 2023, the parent company made the settlement of the sixth issuance of debentures, in a single series of 1,725,000 simple debentures, nonconvertible into shares and with unsecured species.

In June 2023, the subsidiary IPP made its twelfth issuance of debentures in the total amount of R$ 618,000, in two series with a total of 618,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose of binding the issuance of CRA. The financial settlement occurred on June 28, 2023.

IPP contracted instruments to hedge against variations in the IPCA, changing the financial charges of the 1st series of debentures to 105.1% of the DI. IPP designated these hedging instruments as a fair value hedge. Therefore, the debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The debentures have an additional guarantee from Ultrapar, do not have financial covenants and the main characteristics are as follows:

1st series

Amount: 325,791

Unit face value: R$ 1,000.00

Final maturity: June 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: 11.17 % p.a.

Payment of interest: Quarterly

Reprice: Not applicable

2nd series

Amount: 292,209

Unit face value: R$ 1,000.00

Final maturity: June 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: Long-term Rate (DI) + 0.70% p.a.

Payment of interest: Quarterly

Reprice: Not applicable

In July 2023, the subsidiary IPP made its thirteenth issuance of debentures in the total amount of R$ 400,000, in two series with a total of 400,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose of biding the issuance of CRA. The financial settlement occurred on July 28, 2023.

The debentures have an additional guarantee from Ultrapar, do not have financial covenants and the main characteristics are as follows:

1st series

Amount: 200,000

Unit face value: R$ 1,000.00

Final maturity: July 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: 11.17 % p.a.

Payment of interest: Quarterly

Reprice: Not applicable

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

2nd series

Amount: 200,000

Unit face value: R$ 1,000.00

Final maturity: July 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: Long-term Rate (DI) + 0.70% p.a.

Payment of interest: Quarterly

Reprice: Not applicable

e. Foreign loans

On January 9, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of EUR 22,480 thousand (equivalent to R$ 130,000 at the time of the transaction), with financial charges of EUR + 4.35% and due date on January 9, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in Euro and exchange rate variation, changing financial charges to 111.9% of the DI.

On January 19, 2023, the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of JPY 12,564,392 thousand (equivalent to R$ 500,000 at the time of the transaction), with financial charges of JPY + 1.31% and due date on March 13, 2025. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in Yen and exchange rate variation, changing financial charges to 109.4% of the DI.

On March 30, 2023, the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazill in the amount of USD 100,000 thousand (equivalent to R$ 528,600 at the time of the transaction), with financial charges of USD + 4.6% and due date on July 30, 2024. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 110.9% of the DI.

On March 31, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of USD 9,727 thousand (equivalent to R$ 50,000 at the time of the transaction), with financial charges of USD + 6.4% and due date on April 1, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 116.0% of the DI.

The companies designated these hedging instruments as a fair value hedge (see Note 30.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company and do not have financial covenants.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The foreign loans have the maturity distributed as follows:

Maturity	EUR	USD	JPY	R$	Cost in % of DI
Changes (1)	844	1,441	101,562	15,094
Jan/2024	22,471	‐	‐	119,095	111.9%
Apr/2024	‐	9,671	‐	48,431	116.0%
Jul/2024	‐	98,620	‐	493,851	110.9%
Mar/2025	‐	‐	12,746,090	427,121	109.4%
Sept/2025	‐	94,634	‐	473,889	108.5%
Total / weighted average cost	23,315	204,366	12,847,652	1,577,481	110.0%

(1)  Considers interest, transaction cost and fair value adjustments.

f. Other fundraisings

On March 30, 2023, the subsidiary IPP raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 109.40% of the DI, due date on April 2, 2025 without financial covenants.

On June 1st, 2023, the subsidiary IPP raised an Agribusiness Credit Rights Certificate in the amount of R$ 200,000, with financial charges of 108.6% of the DI rate maturing on June 3, 2024 without financial covenants.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

17 Trade payables (consolidated)

a. Trade payables

	09/30/2023	12/31/2022
Domestic suppliers	2,251,658	2,777,021
Foreign suppliers	1,425,961	1,674,287
Trade payables - related parties (see Note 8.a.2)	172,357	259,644
	3,849,976	4,710,952

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	09/30/2023	12/31/2022
Domestic suppliers - reverse factoring	1,174,646	2,429,497
Foreign suppliers - reverse factoring	‐	237,397
	1,174,646	2,666,894

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

18 Salaries and related charges (Consolidated)

	09/30/2023	12/31/2022
Provisions on salaries	222,577	181,755
Profit sharing, bonus and premium	181,381	205,273
Social charges	51,300	70,785
Others	4,196	3,093
	459,454	460,906

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

19 Taxes payable (Consolidated)

	09/30/2023	12/31/2022
ICMS (State VAT)	117,953	131,587
IPI (Federal VAT)	86	4,553
PIS and COFINS (State VAT)	13,287	14,470
ISS (Municipal VAT)	27,869	23,610
Others	13,550	18,210
	172,745	192,430

20 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 18,682 (R$ 18,204 as of December 31, 2022) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 77 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the nine-month period ended September 30, 2023 the subsidiaries contributed R$ 16,851 to Ultraprev (R$ 11,896 in the nine-month period ended September 30, 2022).

The total number of participating employees as of September 30, 2023 was 4,103 active participants and 290 retired participants (4,097 active participants and 286 retired participants as of December 31, 2022). In addition, Ultraprev had 23 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of September 30, 2023.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

	09/30/2023	12/31/2022
Health and dental care plan (1)	170,221	164,428
Indemnification of FGTS	38,124	36,357
Seniority bonus	1,739	2,156
Life insurance (1)	13,475	12,615
Total	223,559	215,556
Current	21,965	21,809
Non-current	201,594	193,747

(1)	Applicable to IPP, Tropical and Iconic.

21 Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary (i)	Balance as of 09/30/2023
IRPJ and CSLL (a.1)	559,217	14,615	(4,368)	‐	26,716	‐	596,180
Tax	68,434	26,199	(21,723)	(11,272)	19,722	837	82,197
Civil, environmental and regulatory claims (a.2)	93,416	110,433	(20,271)	(19,120)	1,522	458	166,438
Labor litigation (a.3)	73,172	14,555	(14,384)	(13,126)	1,340	‐	61,557
Provision for indemnities (a.4)	150,820	15,420	(6,064)	‐	19,767	‐	179,943
Others	95,113	36,422	(282)	‐	12,258	‐	143,511
Total	1,040,172	217,644	(67,092)	(43,518)	81,325	1,295	1,229,826
Current	22,837						54,401
Non-current	1,017,335						1,175,425

(i) For further information, see Note 32.

Balances of escrow deposits are as follows:

	09/30/2023	12/31/2022
Tax	827,369	790,979
Labor	45,327	42,624
Civil and others	142,976	112,780
	1,015,672	946,383

In the nine-month period ended September 30, 2023, the monetary adjustment on escrow deposits amounted to R$ 46,030, recorded with a corresponding entry to financial income in profit or loss.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 590,112 as of September 30, 2023 (R$ 569,415 as of December 31, 2022). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 166,436 as of September 30, 2023 (R$ 93,416 as of December 31, 2022).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 61,556 as of September 30, 2023 (R$ 73,358 as of December 31, 2022) for labor litigation filed by former employees and by employees of their service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 158,521 was recorded, R$ 95,367 related to labor claims, R$ 17,575 related to civil claims and R$ 45,579 related to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 21,427 was recorded, R$ 13,381 of which related to labor claims, R$ 2,806 to civil claims and R$ 5,240 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of their external legal advisors and based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of this contingency is R$ 4,156,351 as of September 30, 2023 (R$ 3,601,865 as of December 31, 2022).

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 3,210,944 as of September 30, 2023 (R$ 2,656,479 as of December 31, 2022), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 183,420 as of September 30, 2023 (R$ 182,446 as of December 31, 2022).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,436,022 as of September 30, 2023 (R$ 1,376,199 as of December 31, 2022). Such proceedings arise mostly from: i) credits considered undue in the amount of R$ 191,532 as of September 30, 2023 (R$ 201,408 as of December 31, 2022), ii) alleged non-payment in the amount of R$ 200,437 as of September 30, 2023 (R$ 178,825 as of December 31, 2022); iii) conditioned fruition of tax incentive in the amount of R$ 193,584 as of September 30, 2023 (R$ 193,785 as of December 31, 2022); iv) inventory differences in the amount of R$283,509 as of September 30, 2023 (R$302,143 as of December 31, 2022); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 267,206 (R$ 246,336 as of December 31, 2022).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 1,374,490 as of September 30, 2023 (R$ 759,469 as of December 31, 2022), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 247,645 as of September 30, 2023 (R$ 233,805 as of December 31, 2022), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 679,638 as of September 30, 2023 (R$ 690,052 as of December 31, 2022), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 36,634 as of September 30, 2023 (R$ 35,617 as of December 31, 2022). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 233,822 as of September 30, 2023 (R$ 255,290 as of December 31, 2022) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matter

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 265,769 as of September 30, 2023 (R$ 255,334 as of December 31, 2022).

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

b.4 Action for damage

In December 2022, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 recorded. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (recorded under Other receivables as of December 31, 2022) was received on March 31, 2023, and beared interest based on DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers all risks and rewards.

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the interim financial information filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of R$ 17,713 (R$ 26,010 as of December 31, 2022) are reflected in the consolidation of this interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 98,804 as of September 30, 2023 (R$ 100,548 as of December 31, 2022). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The amount of the provision of Chevron’s liability of R$ 17,713 refers to: (i) R$ 14,588 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,864 labor claims; and (iii) R$ 261 civil, regulatory and environmental claims.

22 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, the Board of Directors approved the issuance of, respectively, 43,925, 21,472, 31,211 and 8,199 common shares within the authorized capital limit provided by article 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014, and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 669,421 shares linked to the subscription warrants – indemnification were canceled and not issued. As of September 30, 2023, 3,339,524 shares remain retained linked to subscription warrants – indemnification, which will be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 62,616 (R$ 42,776 as of December 31, 2022).

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

23 Equity

a. Share capital

As of September 30, 2023, the subscribed and paid-up capital consists of 1,115,212,490 common shares with no par value (1,115,173,080 as of December 31, 2022), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023, the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of September 30, 2023 was R$ 18.75 (R$ 12.61 as of December 31, 2022).

As of September 30, 2023, there were 54,721,468 common shares outstanding abroad in the form of ADRs (58,895,761 shares as of December 31, 2022).

b. Equity instrument granted

The Company has a share-based incentive plan that establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see note 8.c). As of September 30, 2023, the balance of treasury shares granted with right of use was 5,724,008 common shares (6,184,427 as of December 31, 2022).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of September 30, 2023, the balance was R$ 470,510 (R$ 479,674 as of December 31, 2022) and 20,010,287 common shares (19,974,556 as of December 31, 2022) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 23.51.

09/30/2023
Balance of unrestricted shares held in treasury	20,010,287
Balance of treasury shares granted with right of use (see note 23.b)	5,724,008
Total balance of treasury shares as of September 30, 2023	25,734,295

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company’s subsidiaries, when the plan is finalized, as mentioned in Note 8.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 23, 2022, August 3, 2022, February 15, 2023 and August 9, 2023, there was an increase in the reserve in the amounts of R$ 651, R$ 291, R$ 411 and R$ 149, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 22).

e. Allocation of income for the period

In August 9, 2023, the Board of Directors approved the distribution of dividends in the amount of R$ 273,798, corresponding to R$ 0.25 per common share. The settlement ocurred from August 25, 2023, without remuneration or monetary update, proportionally to the ownership of each shareholder.

24 Net revenue from sales and services (Consolidated)

	09/30/2023	09/30/2022
Sales revenue:
Merchandise	94,341,879	110,053,796
Services rendered and others	1,220,336	919,573
Sales returns, rebates and discounts	(701,825)	(706,554)
Amortization of contract assets	(445,851)	(333,281)
Deferred revenue	3,608	330
	94,418,147	109,933,864
Taxes on sales	(1,790,318)	(2,256,464)
Net revenue	92,627,829	107,677,400

25 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Raw materials and materials for use and consumption	‐	‐	(84,833,390)	(101,973,438)
Personnel expenses	(157,934)	(155,043)	(1,696,656)	(1,251,965)
Freight and storage	‐	‐	(1,043,820)	(906,939)
Decarbonization obligation (1)	‐	‐	(568,382)	(497,077)
Services provided by third parties	(52,867)	(60,289)	(475,711)	(311,022)
Depreciation and amortization	(5,092)	(1,390)	(612,853)	(550,361)
Amortization of right-of-use assets	(1,633)	(2,746)	(221,292)	(210,497)
Advertising and marketing	‐	‐	(140,916)	(57,480)
Extemporaneous tax credits	‐	‐	‐	34,247
Other expenses and income, net	(40,260)	(28,106)	(380,271)	(152,568)
SSC/Holding expenses	210,301	228,305	‐	‐
Total	(47,485)	(19,269)	(89,973,291)	(105,877,100)
Classified as:
Cost of products and services sold	‐	‐	(86,378,561)	(102,769,780)
Selling and marketing	‐	‐	(1,612,236)	(1,558,203)
General and administrative expenses	(47,332)	(17,508)	(1,472,315)	(1,135,042)
Other operating income (expenses), net	(153)	(1,761)	(510,179)	(414,075)
Total	(47,485)	(19,269)	(89,973,291)	(105,877,100)

(1) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

26 Gain (loss) on disposal of property, plant and equipment and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. The result for the period ended September 30, 2023, was a gain of R$ 104,326 (gain of R$ 129,809 as of September 30, 2022).

27 Financial result, net

	Parent		Consolidated
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Financial income:
Interest on financial investments	87,887	160,346	441,915	295,842
Interest from customers	‐	‐	85,883	96,822
Update of subscription warrants (see Note 22)	‐	7,577	‐	7,577
Selic interest on PIS/COFINS credits	‐	‐	94,269	33,487
Update of provisions and other income	33,988	15,974	51,198	33,723

	121,875	183,897	673,265	467,451
Financial expenses:
Interest on loans	(44,022)	(160,564)	(1,077,515)	(1,058,104)
Interest on leases payable	(483)	(1,115)	(105,160)	(92,269)
Update of subscription warrants	(20,400)	‐	(20,400)	‐
Bank charges, financial transactions tax, and other taxes	(3,214)	(12,227)	(84,440)	(96,890)
Exchange variations, net of gain (loss) on hedging instruments	(16,497)	54,600	(105,515)	(451,859)
Update of provisions, net, and other expenses	(10,594)	‐	(109,166)	(16,553)

	(95,210)	(119,306)	(1,502,196)	(1,715,675)

Total	26,665	64,591	(828,931)	(1,248,224)

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

28 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 22, respectively.

	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023	07/01/2022 to 09/30/2022			01/01/2022 to 09/30/2022
	Total	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic earnings per share
Net income for the period of the Company	864,854	1,340,795	170,839	(97,738)	73,101	668,714	309,506	978,220
Weighted average number of shares outstanding (in thousands)	1,095,190	1,095,134	1,091,254	1,091,254	1,091,254	1,091,254	1,091,254	1,091,254
Basic earnings per share - R$	0.7897	1.2243	0.1566	(0.0896)	0.0670	0.6128	0.2836	0.8964
Diluted earnings per share
Net income for the period of the Company	864,854	1,340,795	170,839	(97,738)	73,101	668,714	309,506	978,220
Weighted average number of outstanding shares (in thousands), including dilution effects	1,104,256	1,104,338	1,097,331	1,097,331	1,097,331	1,097,331	1,097,331	1,097,331
Diluted earnings per share - R$	0.7832	1.2141	0.1557	(0.0891)	0.0666	0.6094	0.2821	0.8915
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,095,190	1,095,134			1,091,254			1,091,254
Dilution effect
Subscription warrants	3,342	3,347			3,463			3,463
Stock plan	5,724	5,857			2,614			2,614
Weighted average number of shares for diluted earnings per share	1,104,256	1,104,338			1,097,331			1,097,331

Earnings per share were adjusted retrospectively by the issuance of 2,574,042 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 22.

29 Segment information

The Company has three relevant business segments, working in energy and infrastructure logistics: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

09/30/2023
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	83,801,772	8,115,538	758,200	222,172	92,897,682	(269,853)	92,627,829
Transactions with third parties	83,687,139	8,114,273	606,134	220,283	92,627,829	‐	92,627,829
Intersegment transactions	114,633	1,265	152,066	1,889	269,853	(269,853)	‐
Cost of products and services sold	(79,715,288)	(6,463,757)	(263,441)	(191,370)	(86,633,856)	255,295	(86,378,561)
Gross profit	4,086,484	1,651,781	494,759	30,802	6,263,826	(14,558)	6,249,268
Operating income (expenses)
Selling and marketing	(1,139,319)	(461,761)	(9,092)	(2,064)	(1,612,236)	‐	(1,612,236)
General and administrative	(873,298)	(228,778)	(123,104)	(261,693)	(1,486,873)	14,558	(1,472,315)
Gain (loss) on disposal of property, plant and equipment and intangible assets	152,179	9,783	63	1,357	163,382	(59,056)	104,326
Other operating income (expenses), net	(527,446)	14,337	2,748	182	(510,179)	‐	(510,179)
Operating income (loss)	1,698,600	985,362	365,374	(231,416)	2,817,920	(59,056)	2,758,864
Share of profit (loss) of subsidiaries, joint ventures and associates	(3,448)	29	9,785	5,348	11,714	‐	11,714
Income (loss) before financial result and income and social contribution taxes	1,695,152	985,391	375,159	(226,068)	2,829,634	(59,056)	2,770,578
Depreciation of PP&E and amortization of intangible assets	287,395	213,373	77,576	28,222	606,566	‐	606,566
Amortization of contractual assets with customers - exclusivity rights	444,782	1,070	‐	‐	445,852	‐	445,852
Amortization of right-of-use assets	154,224	42,070	23,160	1,838	221,292	‐	221,292
Total depreciation and amortization	886,401	256,513	100,736	30,060	1,273,710	‐	1,273,710

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

09/30/2022
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	98,375,120	8,650,959	638,755	158,621	107,823,455	(146,055)	107,677,400
Transactions with third parties	98,372,217	8,649,057	498,863	157,263	107,677,400	‐	107,677,400
Intersegment transactions	2,903	1,902	139,892	1,358	146,055	(146,055)	‐
Cost of products and services sold	(95,025,764)	(7,479,019)	(252,333)	(136,126)	(102,893,242)	123,462	(102,769,780)
Gross profit	3,349,356	1,171,940	386,422	22,495	4,930,213	(22,593)	4,907,620
Selling and marketing	(1,131,747)	(414,237)	(9,076)	(3,143)	(1,558,203)	‐	(1,558,203)
General and administrative	(657,091)	(178,218)	(95,181)	(227,145)	(1,157,635)	22,593	(1,135,042)
Gain (loss) on disposal of property, plant and equipment and intangible assets	128,186	(926)	(166)	2,715	129,809	‐	129,809
Other operating income (expenses), net	(416,344)	8,220	(1,699)	(4,252)	(414,075)	‐	(414,075)
Operating income	1,272,360	586,779	280,300	(209,330)	1,930,109	‐	1,930,109
Share of profit (loss) of subsidiaries, joint ventures and associates	(10,408)	22	(1,369)	21,838	10,083	‐	10,083
Income (loss) before financial result and income and social contribution taxes	1,261,952	586,801	278,931	(187,492)	1,940,192	‐	1,940,192
Depreciation of PP&E and amortization of intangible assets	262,747	176,879	70,684	35,188	545,498	‐	545,498
Amortization of contractual assets with customers - exclusivity rights	332,196	1,085	-	‐	333,281	‐	333,281
Amortization of right-of-use assets	135,341	41,789	30,230	3,137	210,497	‐	210,497
Total depreciation and amortization	730,284	219,753	100,914	38,325	1,089,276	‐	1,089,276

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 114,882 in 2023 (R$ 118,760 in 2022) of expenses related to Ultrapar's holding structure.

(2)The “Others” column refers to the parent Ultrapar and the subsidiaries Abastece Aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR. In 2022 the Company ceased to present Abastece Aí as a separate segment, including its balance in the “Others” column.

09/30/2023
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	238,462	270,176	210,043	10,734	729,415	(130,000)	599,415
Capitalized interest and other items included in property, plant and equipment and provision for ARO	30,526	‐	‐	‐	30,526	‐	30,526
Acquisition of intangible assets	103,036	33,917	‐	26,904	163,857	‐	163,857
Payments of contractual assets with customers - exclusivity rights	363,692	‐	‐	‐	363,692	‐	363,692
Decarbonization credits (note 15)	533,319	‐	‐	‐	533,319	‐	533,319

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

09/30/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	339,591	228,143	117,537	3,596	688,867	‐	688,867
Capitalized interest and other items included in property, plant and equipment and provision for ARO	21,680	‐	‐	‐	21,680	‐	21,680
Acquisition of intangible assets	111,377	21,620	4,673	24,423	162,093	‐	162,093
Payments of contractual assets with customers - exclusivity rights	512,262	‐	‐	‐	512,262	‐	512,262
Decarbonization credits (note 15)	542,453	‐	‐	‐	542,453	‐	542,453

09/30/2023
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,688,918	3,967,606	3,203,777	5,548,845	36,409,146	36,409,146

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	36,441,003

(3) The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	09/30/2023	09/30/2022
Net revenue from sales and services:
Brazil	91,206,928	106,519,213
Europe	195,292	377,856
Singapore	‐	359,250
United States of America and Canada	960,576	356,642
Other Latin American countries	114,060	58,377
Others	150,973	6,062
Total	92,627,829	107,677,400
30 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, lax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is the responsibility of the CFO.

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Integrity and Audit Board monitors compliance of the Policy and reports any non-compliance with the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	09/30/2023	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	470,298	311,017
Foreign trade receivables, net of allowance for expected credit losses	77,447	6,131
Other receivables	729,796	727,057
Other assets of foreign subsidiaries	66,957	280,738
	1,344,498	1,324,943

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs	(5,472,816)	(5,213,100)
Payables arising from imports	(1,478,537)	(1,939,984)
	(6,951,353)	(7,153,084)

Balance (gross) of foreign currency hedging instruments	5,089,332	5,274,302
Net liability position - total	(517,523)	(553,839)

Net liability position - effect on statement of income	(480,503)	(553,839)
Net liability position - effect on equity	(37,020)	‐

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 5.1296 (*) was used, based on future market curves as of September 30, 2023, on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of September 30, 2023, the closing rate considered was R$ 5.0076.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 517,523 in foreign currency as of September 30, 2023:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(8,098)
Effect on equity	Real devaluation	(4,520)
	Net effect	(12,618)

Effect on statement of income	Real appreciation	8,098
Effect on equity	Real appreciation	4,520
	Net effect	12,618

(*) Average US dollar on September 30, 2023, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 16.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	09/30/2023	12/31/2022
DI
Cash equivalents	4.a	5,355,797	5,204,766
Financial investments	4.b	82,850	406,683
Trade receivables - sale of subsidiaries	5.c	202,364	369,508
Loans and debentures	16	(1,908,636)	(2,460,698)
Liability position of foreign exchange hedging instruments - DI	30.g	(4,677,357)	(2,651,609)
Liability position of fixed interest instruments + IPCA - DI	30.g	(3,765,227)	(3,416,868)
Net liability position in DI		(4,710,209)	(2,548,218)
TLP
Loans – TLP	16	(1,458)	‐
Net liability position in TLP		(1,458)	-
Total net liability position exposed to floating interest		(4,711,667)	(2,548,218)

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks on September 30, 2023, the Company used the market curves of the benchmark indexes (DI and TLP) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		09/30/2023
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	(530)
Effect on interest of debt in DI	Decrease in DI (i)	38,962
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	86,547
Incremental revenues/(expenses)		124,979
Effect on interest of debt in TLP	Decrease in TLP	7
Incremental expenses		7

(i) The annual base rate used was 12.65% and the sensitivity rate was 11.42% according to reference rates made available by B3, proportional to the 9 month period to sensitivity analysis.

d. Credit risk

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4) and trade receivables (see Note 5).

d.1 Counterparties credit risk

Such risk results from the inability of counterparties to comply with their financial obligations to the Company and its subsidiaries due to insolvency, in addition to the risk related to assets which composes an exhibition. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, among others, prioritizing security and solidity. The volume of cash and cash equivalents, financial investments, hedging instruments and other assets are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The credit risk of financial institutions and governments related to cash, cash equivalents, financial investments and hedging instruments as of September 30, 2023, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	09/30/2023	12/31/2022
AAA	6,282,536	5,720,996
AA	415,375	809,583
A	84,298	3,457
Others (*)	45,394	50,926
Total	6,827,603	6,584,962

(*) Refers substantially to investments as minority interest, which are classified as long term investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the Company’s subsidiaries includes the evaluation of external ratings, when available, interim financial information, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowance for expected credit losses from its trade receivables and reseller financing:

	09/30/2023	12/31/2022
Ipiranga	373,143	373,514
Ultragaz	125,305	120,076
Ultracargo	2,364	2,450
Others	494	‐
Total	501,306	496,040

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	09/30/2023			12/31/2022
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,359,159	21,876	0.5%	4,756,388	22,752
Less than 30 days	2.8%	78,417	2,216	7.5%	29,817	2,230
31-60 days	5.4%	50,761	2,759	11.1%	22,633	2,516
61-90 days	8.4%	30,052	2,525	26.5%	32,522	8,617
91-180 days	33.9%	68,462	23,203	34.4%	58,529	20,159
More than 180 days	48.7%	922,030	448,727	50.7%	868,072	439,766
		5,508,881	501,306		5,767,961	496,040

The information on allowance for expected credit losses balances by geographic area is as follows:

	09/30/2023	12/31/2022
Brazil	500,669	495,929
United States of America and Canada	‐	61
Other Latin American countries	550	31
Europe	28	5
Others	59	14
	501,306	496,040

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

d.4 Commodities price risk

The Company and its subsidiaries are exposed to commodity price risk on fuel imports, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of September 30, 2023 and December 31, 2022:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Commodity Forward	Sold	Heating Oil	Jan-24	161,690	158,828	139,395	150,498	(5,970)	(52,214)	(759)	(124,293)
Commodity Forward	Sold	RBOB	Jan-24	9,817	52,466	7,387	31,382	2,905	(15,481)	(214)	(33,404)
								(3,065)	(67,695)	(973)	(157,697)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 2,724,542 (for quantitative information, see Note 16). As of September 30, 2023, the Company and its subsidiaries had R$ 6,246,324 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of September 30, 2023 of the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	14,355,971	2,724,542	3,215,497	5,408,541	3,007,391
Derivative financial instruments (3)	2,580,338	1,029,715	734,681	621,037	194,905
Trade payables	5,024,622	5,024,622	‐	‐	‐
Leases payable	2,341,748	401,212	553,838	349,600	1,037,098
Financial liabilities of customers	419,105	15,965	228,655	174,845	‐
Contingent consideration	89,640	‐	‐	89,640	‐

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2023.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative financial instruments were estimated based on the US dollar futures contracts and the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2023. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to note 16 and leases payable according to Note 13.b, after deduction of cash, cash equivalents and financial investments, according to note 4) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio for the end of the period is as follows:

	Consolidated
	09/30/2023	12/31/2022
Gross debt (a)	13,909,833	13,274,130
Cash, cash equivalents, and short-term investments (b)	6,827,603	6,584,962
Net debt = (a) – (b)	7,082,230	6,689,168
Equity	13,243,433	12,174,968
Net debt-to-equity ratio	53.48%	54.94%

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 09/30/2023		Gains (losses) as of 09/30/2023
		Assets	Liabilities			09/30/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	30.h.2	USD 234,000	‐	(117,183)	(77,648)	(37,020)
Foreign exchange swap	Financing	USD + 5.41%	110.02% of DI	Sept-25	30.h.1	USD 206,067	‐	(87,173)	(189,714)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	30.h.1	EUR 22,480	‐	(21,011)	(21,786)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	30.h.1	JPY 12,564,393	‐	(114,624)	(124,604)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	30.h.1	BRL 3,226,054	290,380	‐	11,390	‐
Interest rate swap	Financing	10.15%	104.00% of DI	Jun-27	30.h.1	BRL 415,791	‐	(9,527)	(3,857)	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Dec-23	30.h.1	USD 44,856	3,441	(7,412)	(161,383)	‐
NDF	Firm commitments	BRL	USD	Oct-23	30.h.1	USD 89,362	834	(3,655)	8,818	‐
							294,655	(360,585)	(558,784)	(37,020)

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 09/30/2022		Gains (losses) as of 09/30/2022
		Assets	Liabilities			09/30/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 4.65%	104.87% of DI	Sept-23	30.h.1	USD 125,000	130,485	‐	(83,377)	‐
Foreign exchange swap	Financing	EUR + 3.42%	111.60% of DI	Mar-23	30.h.1	EUR 9,709	929	‐	1,236	‐
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	104.75% of DI	-	30.h.1	-	‐	‐	(21,566)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	30.h.1	BRL 3,226,054	160,886	(43,819)	(78,722)	‐
Interest rate swap	Financing	USD + 6%	0.9994	Nov-24	30.h.1	BRL 90,000	‐	(10,508)	(3,083)	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Oct-22	30.h.1	USD 162,296	20,787	(8,312)	(742,568)	‐
NDF	Firm commitments	BRL	USD	Oct-22	30.h.1	USD 187,033	909	(9,026)	47,943	‐
							313,996	(71,665)	(880,137)	‐

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value as of 09/30/2023		Gains (losses) as of 09/30/2023
		Assets	Liabilities		09/30/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.99% of CDI	Jun-29	USD 375,000	153,337	(49,471)	(179,939)	‐
NDF	Firm commitments	USD	BRL	Nov-23	USD 187,718	16,711	(1,427)	(67,516)	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Jan-24	USD 363	980	(305)	5,808	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(286,457)	(30,735)	‐
						171,028	(337,660)	(272,382)	‐

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value as of 09/30/2022		Gains (losses) as of 09/30/2022
		Assets	Liabilities		09/30/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	0.00%	52.5% of CDI	Jun-29	USD 300,000	220,922	‐	(41,320)	‐
NDF	Financing	USD	BRL	Mar-23	USD 745,659	106,981	(62,806)	(399,190)	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(277,200)	(183,807)	‐
						327,903	(340,006)	(624,317)	‐

1 Currency as indicated.

2 Amounts, net of income tax.

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its interim financial information. The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2023	09/30/2022
Notional amount – US$	206,067	125,000
Result of hedging instruments - gain/(loss) - R$	(189,714)	(104,943)
Fair value adjustment of debt - R$	13,661	33,614
Financial result of the debt - R$	110,893	14,620
Average effective cost - DI %	110	105

Notional amount – EUR	22,480	9,709
Result of hedging instruments - gain/(loss) - R$	(21,786)	1,236
Fair value adjustment of debt - R$	55	(237)
Financial result of the debt - R$	5,533	‐
Average effective cost - DI %	112	112

Notional amount – JPY	12,564,393	‐
Result of hedging instruments - gain/(loss) - R$	(124,604)	‐
Fair value adjustment of debt - R$	(6,089)	‐
Financial result of the debt - R$	74,311	‐
Average effective cost - DI %	109	‐

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2023	09/30/2022
Notional amount – R$	3,226,054	3,226,054
Result of hedging instruments - gain/(loss) - R$	14,009	(78,722)
Fair value adjustment of debt - R$	(52,753)	(3,165)
Financial result of the debt - R$	(277,727)	(218,196)
Average effective cost - DI %	102.9	106.7

In thousands, except the DI %	09/30/2023	09/30/2022
Notional amount – R$	415,791	90,000
Result of hedging instruments - gain/(loss) - R$	(6,476)	(3,083)
Fair value adjustment of debt - R$	(5,576)	(956)
Financial result of the debt - R$	(10,544)	1,257
Average effective cost - DI %	104.0	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The objective of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	09/30/2023	09/30/2022
Notional amount – US$	134,218	176,365
Result of hedging instruments - gain/(loss) - R$	(165,938)	(399,190)
Notional amount – US$	9,603	48,898

For further information, see Note 16.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

h.2            Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of September 30, 2023, the derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market, totaled US$ 234,000 (0 as of December 31, 2022), an unrealized loss R$ 24,433 as of September 30, 2023 was recognized in “Other comprehensive income” (0 as of December 31, 2022), net of deferred income and social contribution taxes.

i. Classes and categories of financial instruments and their fair values

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

		Carrying value			Fair value
09/30/2023	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	235,413	‐	‐	‐
Securities and funds in local currency	4a	‐	‐	5,355,877	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	‐	445,909	‐	‐	‐
Financial investments		‐	‐	‐	‐	‐	‐
Securities and funds in local currency	4.b	‐	‐	82,850	‐	‐	‐
Derivative financial instruments and other financial assets	4.b	707,634	‐	‐	167,357	540,277	‐
Trade receivables	5.a	‐	‐	4,325,802	‐	‐	‐
Reseller financing	5.b	‐	‐	1,183,079	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	932,160	‐	‐	‐
Other receivables		‐	‐	258,907	‐	‐	‐
Total		707,634	‐	12,819,997	167,357	540,277	‐
Financial liabilities:
Financing	16.a	1,779,491	‐	4,413,066	‐	1,779,491	‐
Debentures	16.a	4,316,720	‐	1,170,838	‐	4,316,720	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	698,039	-	-	‐	698,039	‐
Trade payables	17.a	-	‐	3,849,976	‐	‐	‐
Trade payables - reverse factoring	17.b	‐	‐	1,174,646	‐	‐	‐
Subscription warrants – indemnification (1)	22	62,616	‐	‐	‐	62,616	‐
Financial liabilities of customers	-	‐	‐	353,811	‐	‐	‐
Contingent consideration	32.a	89,640	‐	‐	‐	‐	89,640
Other payables		-	-	26,327	-	-	-
Total		6,946,506	-	10,988,664	‐	6,856,866	89,640

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

		Carrying value			Fair value
12/31/2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	111,797	‐	‐	‐
Securities and funds in local currency	4.a	‐	‐	5,204,766	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	‐	305,206	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	406,683	‐	‐	‐	406,683	‐
Derivative financial instruments and other financial assets	4.b	556,510	‐	‐	‐	556,510	‐
Trade receivables	5.a	‐	‐	4,533,327	‐	‐	‐
Reseller financing	5.b	‐	‐	1,234,634	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	1,096,565	‐	‐	‐
Other receivables		‐	‐	235,586	‐	‐	‐
Total		963,193	‐	12,721,881	‐	963,193	‐
Financial liabilities:
Financing	16.a	1,216,341	‐	3,973,816	‐	1,216,341	‐
Debentures	16.a	3,575,195	‐	2,460,698	‐	5,949,028	‐
Leases payable	13	‐	‐	‐	‐	‐	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	524,311	‐	-	‐	524,312	‐
Trade payables	17.a	‐	‐	4,710,952	‐	‐	‐
Trade payables - reverse factoring	17.b	‐	‐	2,666,894	‐	‐	‐
Subscription warrants – indemnification (1)	22	42,776	‐	-	‐	42,776	‐
Financial liabilities of customers		450,586	‐	‐	450,586	‐	‐
Contingent consideration	32.a	89,640	‐	‐	‐	‐	89,640
Total		5,898,849	‐	13,812,360	450,586	7,732,457	89,640

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the interim financial information, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The carrying values of trade receivables, reseller financing, trade receivables - sale of subsidiaries, other receivables, trade payables and trade payables - reverse factoring approximate their fair values and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 22).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 16).

The fair value of other financial investments, derivative instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16), (iii) guarantees to customers that have vendor arrangements (see Note 16), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

31 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed. In a decision by the Ministry of Infrastructure, the investments plans presented by Ultracargo was preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2023, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of September 30, 2023, there were no material pending issues regarding the minimum limits of the contract.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

32 Acquisition of interest

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragas brand and is extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Mega-Watt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions (“contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, is determining the statement of financial position as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (“PPA”) will be completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the provisional goodwill in the amount of R$ 99,679, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	902
Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Goodwill based on expected future profitability	99,679

Acquisition value	97,200

Comprised by
Cash	7,560
Contingent consideration to be settled in cash	89,640
Total consideration	97,200

Net cash outflow resulting from acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Total	5,974

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is not considered relevant,  as well as the contribution to the Company's results since then.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The sensitivity analyses as of September 30, 2023, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liabilities in R$	Changes in goals	Decrease in liabilities in R$
Accounting net cash flow and net revenue	increase by 25.0 p.p.	33,146	decrease by 25.0 p.p.	26,940

b. NEOgás do Brasil Gas Natural Comprimido S.A.

On February 1st, 2023, through its subsidiary Companhia Ultragaz S.A., the Company acquired all the shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to provide biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding the offering of energy solutions to its industrial customers, using its capillarity, commercial strength and brand.

NEOgás, established in 2000, was a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in the industrial, vehicle and structuring projects segments in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, has 6 compression bases in the South and Southeast regions and 149 semi-trailers for CNG distribution.

The total amount of the operation is R$ 165,000 subject to the usual working capital and net debt adjustments. The purchase price comprises the difference between the transaction amount, estimated working capital and net debt adjustments and the primary contribution, made on February 1, 2023, in the amount of R$ 85,290. The initial payment for the operation was made on February 1, 2023 in the amount of R$ 64,263, and the remaining amount of the operation will be settled after compliance with the contractual clauses and was recorded under “Other payables” in the amount of R$ 28,096 to be settled up to 2029. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 12,973. The purchase price allocation (“PPA”) will be completed in 2023.

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The following table summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	16,807
Receivables	14,999
Inventories	6,626
Recoverable taxes	5,384
Judicial deposits	131
Other receivables	707

Right-of-use assets, net	5,117
Property, plant and equipment, net	88,323
Intangible assets, net	63,769

Liabilities
Loans and financing	93,991
Trade payables	17,600
Salaries and related charges	2,341
Taxes payable	860
Provision for tax, civil and labor risks	1,247
Leases payable	5,191
Other payables	3,884

Goodwill based on expected future profitability	12,973

Acquisition value	89,722

Comprised by
Cash	68,935
Contingent consideration to be settled	20,787
Total consideration	89,722

Net cash outflow resulting from acquisition
Initial consideration in cash	64,263
Subsequently consideration in cash	4,672
Cash and cash equivalents acquired	(16,807)
Total	52,128

76

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The breakdown of the acquisition value, considering the working capital and net debt adjustments and primary contribution is shown below:

Amount of NEOgás’ purchase and sale agreement	165,000
Working capital and net debt estimated adjustments	10,012
Primary contribution	(85,290)
Acquisition value	89,722

The effect of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since February 1, 2023.

For further details on the property, plant and equipment and intangible assets acquired, see respectively the notes 14 and 15, respectively, and on the provision for tax, civil and labor risks, see note 21.

c. Terminal de Combustíveis Paulínia S.A. ("Opla")

On July 1st, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in CPC 18 (R2) – Investments in Associates and Joint Ventures and CPC 19 (R2) – Joint Arrangements. The acquisition of interest in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan.

The total amount of the operation is R$ 237,500 and is subject to the usual working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 158,634. The purchase price allocation (“PPA”) will be completed in 2024.

The breakdown of the acquisition value, considering the working capital and net debt adjustments and the goodwill on the transaction is shown below:

Equity of the acquired investee	51,462
Goodwill on the transaction	158,634
Acquisition value	210,096

d. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1st, 2023, through the subsidiary Ultrapar Empreendimentos Ltda. the Company acquired 60% of the share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the wholesale fuel trade carried out by a carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining transaction amount of R$ 5,189 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 14,217. The purchase price allocation (“PPA”) will be completed in 2024.

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55

Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	21,235
Intangible assets, net	11,619

Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194

Goodwill based on expected future profitability	14,217
Non-controlling interests	8,110
Assets and liabilities consolidated in the opening balance	26,382

Assets acquired	60,348
Liabilities assumed	(48,183)
Goodwill based on expected future profitability	14,217

Acquisition value	26,382

Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	5,189
Total consideration	26,382

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended September 30, 2023

Net cash outflow resulting from acquisition
Initial consideration in cash	5,000
Cash and cash equivalents acquired	(1,719)
Total	3,281

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1st, 2023, is not considered relevant, as well as the contribution to the Company's results since September 1st, 2023.

For further details on right-of-use assets and leases payable, property, plant and equipment and intangible assets acquired, see notes 13, 14 and 15, respectively.

33 Discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced in 2021 the contracts signing described below and classified these transactions as discontinued operations.

a. Disclosure of the impacts of IFRS 5 (CPC 31) - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

a.1 The results and cash flows from discontinued operations for the nine-month period ended September 30, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	09/30/2022

Net revenue from sales and services	2,039,287	1,235,487	(7,241)	‐	3,267,533
Cost of products and services sold	(1,580,000)	(912,310)	7,241	‐	(2,485,069)

Gross profit	459,287	323,177	‐	‐	782,464

Selling, marketing and administrative	(201,365)	(438,601)	‐	‐	(639,966)
Other operating income (expenses), net	10,736	(5,951)	‐	252,913	257,698

Operating income (loss)	268,658	(121,375)	‐	252,913	400,196
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(121,375)	‐	252,913	399,965

Financial result, net	23,153	(25,059)	54,431	‐	52,525
Income (loss) before income and social contribution taxes	291,580	(146,434)	54,431	252,913	452,490

Income and social contribution taxes	(16,924)	20,826	(18,507)	(206,835)	(221,440)

Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the period	326,028	(98,524)	35,924	46,078	309,506

(*) Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2023

	Oxiteno	Extrafarma	Eliminations	09/30/2022

Net cash (consumed) provided by operating activities	(81,558)	(68,370)	180,478	30,550

Net cash (consumed) provided by investing activities	1,011,736	(25,323)	(1,206,603)	(220,190)

Net cash (consumed) provided by financing activities	(1,245,754)	40,585	1,026,144	(179,025)

Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,315)	‐	‐	(19,315)

Increase (decrease) in cash and cash equivalents	(334,891)	(53,108)	19	(387,980)

a.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 309,506 in 2022, classified as income from discontinued operations in the consolidated interim financial information.

80

3Q23 Earnings Release

São Paulo, November 8, 2023 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and logistics infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the third quarter of 2023.

Net revenues	Adjusted EBITDA¹	Investments
R$ 32 billion	R$ 2.0 billion	R$ 380 million

Net income	Cash generation from operations	Market cap
R$ 891 million	R$ 1.9 billion	R$ 21 billion

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Strong operating results of all the main businesses of Ultrapar.
  Reduction of the financial leverage to 1.4x, the lowest level of the last 10 years, reflecting the portfolio rationalization, and the EBITDA growth from continuing operations with cash generation and, consequently, reduction in the net debt.
  Approval by CADE of the consortium agreement between Ultragaz and Supergasbrás to share operating assets.
  Acquisition by Ultracargo of an inland base in Rondonópolis, an asset originally from Ipiranga, strategically located to handle ethanol and oil derivatives and integrated with the company's logistics system.
  Hosting of Ultra Day 2023, the annual event with investors and analysts to discuss the strategy of the Company and its businesses.
  Completion of the legacy management process of Ipiranga’s service stations, started in 2022, with a complete review of the network to optimize operations.

81

Considerations on the financial and operational information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information of 2022 related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on September 30, 2023, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	3Q23	3Q22	2Q23	9M23	9M22

Net income	891.2	82.6	238.7	1,403.8	1,003.7
(+) Income and social contribution taxes	386.3	27.1	59.2	537.9	219.2
(+) Net financial (income) expenses	300.6	328.1	216.7	828.9	1,195.7
(+) Depreciation and amortization	279.5	272.3	279.3	827.9	924.3
(+) Net effect of cessation of depreciation	-	-	-	-	(78.5)

EBITDA	1,857.6	710.2	793.9	3,598.4	3,264.4

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights	143.4	128.3	170.3	445.9	333.3
(+) Cash flow hedge from bonds (Oxiteno)	-	-	-	-	48.1

Adjusted EBITDA	2,001.0	838.4	964.2	4,044.3	3,645.8

Adjusted EBITDA from continuing operations	2,001.0	939.3	964.2	4,044.3	3,027.2
Ultragaz	452.7	332.4	405.2	1,241.9	806.6
Ultracargo	172.5	136.3	161.0	475.9	379.8
Ipiranga	1,513.1	532.7	478.5	2,587.8	1,992.2
Holding, abastece aí and other companies	(78.3)	(62.5)	(80.5)	(202.2)	(155.4)
Elimination of the sale of the Rondonópolis base	(59.1)	-	-	(59.1)	-
Eliminations	-	0.3	-	-	3.9

Adjusted EBITDA from discontinued operations	-	(100.9)	-	-	618.6
Oxiteno	-	-	-	-	396.2
Extrafarma	-	(64.2)	-	-	(26.6)
Capital gain and adjustments from the sale of Oxiteno	-	(31.6)	-	-	257.6
Adjustments from the sale of Extrafarma	-	(4.7)	-	-	(4.7)
Eliminations	-	(0.3)	-	-	(3.9)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(68.4)	(49.3)	(30.8)	(155.1)	(128.2)
(-) Credits and provisions (Ipiranga)	-	-	-	-	(32.7)
(-) Extemporaneous tax credits (Oxiteno)	-	-	-	-	(62.4)
(-) Capital gain and adjustments from the sale of Oxiteno	-	31.6	-	-	(257.6)
(+) Elimination of the sale of the Rondonópolis base	59.1	-	-	59.1	-
(+) Pre-closing expenses provisions (Extrafarma)	-	67.4	-	-	67.4
(+) Adjustments from the sale of Extrafarma	-	4.7	-	-	4.7

Recurring Adjusted EBITDA	1,991.7	892.8	933.4	3,948.3	3,236.9

Recurring Adjusted EBITDA from continuing operations	1,991.7	890.0	933.4	3,948.3	2,866.3
Ultragaz	452.7	332.4	405.2	1,241.9	806.6
Ultracargo	172.5	136.3	161.0	475.9	379.8
Ipiranga	1,444.7	483.4	447.7	2,432.7	1,831.3
Holding, abastece aí and other companies	(78.3)	(62.5)	(80.5)	(202.2)	(155.4)
Eliminations	-	0.3	-	-	3.9

Recurring Adjusted EBITDA from discontinued operations	-	2.8	-	-	370.7
Oxiteno	-	-	-	-	333.9
Extrafarma	-	3.1	-	-	40.7
Eliminations	-	(0.3)	-	-	(3.9)

82

Ultrapar

Amounts in R$ million	3Q23	3Q22	2Q23	Δ	Δ	9M23	9M22	Δ
				3Q23 v 3Q22	3Q23 v 2Q23			9M23 v 9M22
Net revenues	32,484	39,484	29,593	(18%)	10%	92,628	110,945	(17%)
Adjusted EBITDA	2,001	838	964	139%	108%	4,044	3,646	11%
Recurring Adjusted EBITDA[1]	1,992	893	933	123%	113%	3,948	3,237	22%
Recurring Adjusted EBITDA - Continuing operations	1,992	890	933	124%	113%	3,948	2,866	38%
Recurring Adjusted EBITDA - Discontinued operations	-	3	-	n/a	n/a	-	371	n/a
Depreciation and amortization²	423	401	450	6%	(6%)	1,274	1,258	1%
Financial result³	(301)	(328)	(217)	8%	(39%)	(829)	(1,244)	33%
Net income	891	83	239	n/a	273%	1,404	1,004	40%
Investments	380	525	385	(28%)	(1%)	1,130	1,319	(14%)
Cash flow from operations	1,901	1,293	898	47%	112%	2,088	486	330%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights

³ Includes the result of the cash flow hedge from bonds until 1Q22

Net revenues – Total of R$ 32,484 million (-18% vs 3Q22), mainly due to lower revenues from Ipiranga and Ultragaz. Compared to 2Q23, net revenues increased 10%, due to higher revenues from Ipiranga.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 1,992 million (+124% vs 3Q22 and +113% vs 2Q23), due to higher EBITDA of all the main businesses, mainly Ipiranga.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 78 million from the Holding, abastece aí and other companies, comprised of (i) R$ 54 million of negative EBITDA with the Holding, (ii) R$ 18 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, and (iii) R$ 6 million of negative EBITDA from other companies.

Depreciation and amortization – Total of R$ 423 million (+6% vs 3Q22), due to higher investments made over the last 12 months and higher amortization of contractual assets at Ipiranga. Compared to 2Q23, total costs and expenses with depreciation and amortization decreased 6%, due to lower amortization of contractual assets at Ipiranga.

Financial result – Ultrapar reported net financial expenses of R$ 301 million in 3Q23, an improvement of R$ 28 million compared to 3Q22, mainly reflecting the positive result of R$ 4 million in mark-to-market of hedges in 3Q23 compared to the negative result of R$ 40 million in 3Q22. Compared to 2Q23, when net financial expenses amounted to R$ 217 million, the difference is mainly explained by worse mark-to-market result of hedges.

Net income – Total of R$ 891 million, an improvement of R$ 809 million compared to 3Q22 and of R$ 653 million compared to 2Q23, mainly due to better result from continuing operations.

Cash flow from operations – Generation of R$ 1.9 billion in 3Q23, compared to a generation of R$ 1.3 billion in 3Q22, due to higher EBITDA, attenuated by (i) the investment in working capital in 3Q23, resulting from the increase in fuel prices, compared to the release of working capital in 3Q22, due to fuel prices reduction in that period and (ii) the reduction of R$ 294 million in the draft discount balance in 3Q23.

83

Ultragaz

	3Q23	3Q22	2Q23	Δ	Δ	9M23	9M22	Δ
				3Q23 v 3Q22	3Q23 v 2Q23			9M23 v 9M22
Total volume (000 tons)	456	451	442	1%	3%	1,315	1,275	3%
Bottled	292	294	286	0%	2%	847	839	1%
Bulk	164	157	156	4%	5%	468	436	7%
Adjusted EBITDA (R$ million)	453	332	405	36%	12%	1,242	807	54%
Adjusted EBITDA margin (R$/ton)	992	738	917	34%	8%	945	633	49%
Adjusted LTM EBITDA (R$ million)	1,607	1,029	1,487	56%	8%	1,607	1,029	56%
Adjusted LTM EBITDA margin (R$/ton)	920	608	854	51%	8%	920	608	51%

Operational performance – The volume sold by Ultragaz in 3Q23 increased 1% compared to 3Q22, as a result of the 4% growth in the bulk segment, mainly due to higher sales for industries, while the bottled segment remained stable. Compared to 2Q23, the volume sold was 3% higher, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 2,699 million (-12% vs 3Q22 and -3% vs 2Q23), mainly due to the pass through of LPG cost reductions, partially offset by higher sales volume.

Cost of goods sold – Total of R$ 2,104 million (-19% vs 3Q22), due to LPG cost reductions, partially offset by higher costs with freight and personnel (increase in headcount, mainly due to acquisitions made, and collection bargaining agreement). Compared to 2Q23, cost of goods sold decreased 6%, mainly due to LPG cost reductions.

Sales, general and administrative expenses – Total of R$ 239 million (+15% vs 3Q22), reflecting higher personnel expenses (increase in headcount as a result of the acquisitions, in addition to collective bargaining agreement and variable compensation, aligned with the progression of results) and freight (higher sales volume). Compared to 2Q23, sales, general and administrative expenses increased 1%.

Results from disposal of assets – Total of R$ 3 million, due to higher sales of operating assets.

Adjusted EBITDA – Total of R$ 453 million (+36% vs 3Q22), due to initiatives to increase efficiency and productivity, better sales mix and inflation pass through, despite higher expenses. Compared to 2Q23, the growth was 12%, mainly due to higher sales volume and better margins.

Investments – R$ 90 million were invested in this quarter, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, and maintenance of existing operations.

84

Ultracargo

	3Q23	3Q22	2Q23	Δ	Δ	9M23	9M22	Δ
				3Q23 v 3Q22	3Q23 v 2Q23			9M23 v 9M22
Installed capacity¹ (000 m³)	1,059	955	955	11%	11%	990	955	4%
m³ sold (000 m³)	4,342	3,445	3,629	26%	20%	11,431	10,076	13%
Adjusted EBITDA (R$ million)	173	136	161	27%	7%	476	380	25%
Adjusted EBITDA margin (%)	65%	61%	63%	5 p.p.	3 p.p.	63%	59%	3 p.p.
Adjusted LTM EBITDA (R$ million)	606	481	570	26%	6%	606	481	26%
Adjusted LTM EBITDA margin (%)	61%	58%	60%	3 p.p.	1 p.p.	61%	58%	3 p.p.

1 Monthly average

Operational performance – Ultracargo’s average installed capacity grew 11% compared to 3Q22 and 2Q23, due to the additions of (i) 90 thousand m³ referring to the 50% stake in Opla as of July, (ii) 12 thousand m³ from the acquisition of the Rondonópolis base from Ipiranga as of September, and (iii) 10 thousand m³ relating to the expansion of the Vila do Conde terminal as of July. The m³ sold increased 26% compared to 3Q22, due to increased handling of fuels in Itaqui, Santos and Suape, and the start-up of operations in Opla. Compared to 2Q23, the m³ sold increased 20%, due to higher handling of fuels in Itaqui, Vila do Conde and Suape, and the start-up of operations in Opla.

Net revenues – Total of R$ 264 million (+18% vs 3Q22 and +3% vs 2Q23), due to spot sales, higher m³ sold and higher tariffs.

Cost of services provided – Total of R$ 84 million (+4% vs 3Q22), mainly due to higher costs with personnel (collective bargaining agreement). Compared to 2Q23, cost of services provided decreased 8%, due to lower costs with maintenance.

Sales, general and administrative expenses – Total of R$ 45 million (+15% vs 3Q22), due to higher personnel expenses (mainly variable compensation, aligned with the progression of results, and collective bargaining agreement), in addition to advisory and consultancy services related to expansion projects. Compared to 2Q23, sales, general and administrative expenses decreased 5%, due to lower expenses with personnel and consultancy services.

Adjusted EBITDA – Total of R$ 173 million (+27% vs 3Q22), reflecting higher capacity occupancy with profitability gains, spot sales, higher tariffs and productivity and efficiency gains, despite higher expenses. Compared to 2Q23, there was an increase of 7%, due to higher m³ sold and lower costs and expenses.

Investments – Investments in the period amounted to R$ 177 million, allocated mainly to the acquisition of the Rondonópolis base from Ipiranga by Ultracargo and to projects for higher efficiency, maintenance, and operational safety of the terminals.

85

Ipiranga

	3Q23	3Q22	2Q23	Δ	Δ	9M23	9M22	Δ
				3Q23 v 3Q22	3Q23 v 2Q23			9M23 v 9M22
Total volume (000 m³)	5,915	6,020	5,607	(2%)	5%	17,006	17,024	0%
Diesel	3,215	3,243	2,883	(1%)	12%	8,931	9,094	(2%)
Otto cycle	2,607	2,675	2,639	(3%)	(1%)	7,805	7,610	3%
Others¹	93	103	86	(10%)	8%	270	321	(16%)
Adjusted EBITDA (R$ million)	1,513	533	479	184%	216%	2,588	1,992	30%
Adjusted EBITDA margin (R$/m³)	256	88	85	189%	200%	152	117	30%
Non-recurring²	68	49	31	39%	122%	155	161	(4%)
Recurring Adjusted EBITDA (R$ million)	1,445	483	448	199%	223%	2,433	1,831	33%
Recurring Adjusted EBITDA margin (R$/m³)	244	80	80	204%	206%	143	108	33%
Recurring Adjusted LTM EBITDA (R$ million)	2,749	2,364	1,787	16%	54%	2,749	2,364	16%
Recurring Adjusted LTM EBITDA margin (R$/m³)	119	104	77	14%	54%	119	104	14%

¹ Fuel oils, arla 32, kerosene, lubricants and greases

² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s sales volume decreased 2% compared to 3Q22, with a 1% decrease in diesel, influenced by the strategy of lower sales in the spot market, and a 3% decrease in the Otto cycle. Compared to 2Q23, volume grew 5%, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 29,523 million (-18% vs 3Q22), mainly due to the pass through of fuel cost reductions and lower sales volume. Compared to 2Q23, net revenues increased 11%, due to the pass through of fuel cost increases and higher sales volume.

Cost of goods sold – Total of R$ 27,442 million (-22% vs 3Q22), mainly due to lower fuel costs, reflecting the drop in international prices, in addition to the lower sales volume. Compared to 2Q23, there was an increase of 7%, due to higher fuel costs and higher sales volume.

Sales, general and administrative expenses – Total of R$ 748 million (+27% vs 3Q22), due to higher expenses with provisions for contingencies and for doubtful accounts, marketing and personnel (variable compensation, aligned with the progression of results, and collective bargaining agreement). Compared to 2Q23, sales, general and administrative expenses increased 22%, mainly due to higher expenses with provisions for contingencies, freight (higher sales volume and increase in diesel price) and marketing.

Other operating results – Total of negative R$ 178 million, in line with 3Q22. Compared to 2Q23, there was a R$ 33 million improvement, reflecting lower costs with carbon tax credits.

Results from disposal of assets – Total of R$ 68 million (+39% vs 3Q22 and +122% vs 2Q23), arising mainly from the capital gain related to the sale of the Rondonópolis base to Ultracargo, partially offset by lower sales of real estate assets in 3Q23.

Recurring Adjusted EBITDA – Total of R$ 1,445 million (+199% vs 3Q22), despite higher expenses, due to higher margins, as a result of the increase in fuel costs throughout the 3Q23, with consequent inventory gain, and the normalization of the commercial environment, compared to the fuel cost reduction in 3Q22 and inventory loss. Compared to 2Q23, there was an increase of 223%, due to better margins, as a result of the increase in fuel costs previously mentioned and the normalization of the commercial environment as the product supply in the market was regularized, in addition to higher sales volume.

Investments – R$ 95 million were invested in the quarter, net of divestments in the amount of R$ 151 million, which were mainly affected by the sale of the Rondonópolis base to Ultracargo. Disregarding the divestments, investments totaled R$ 247 million, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 146 million refer to additions to fixed and intangible assets and R$ 132 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 31 million of installments from the financing granted to customers, net of releases.

Service stations network – Completion of the legacy management process of service stations started in 2022, removing stations with low potential from the network. In this process, during the 3Q23, it was also closed stations with commercial practices not aligned with business principles and in disagreement with contractual obligations.

86

Indebtedness (R$ million)

Ultrapar consolidated	3Q23	3Q22	2Q23
Cash and cash equivalents	6,828	6,318	6,216
Gross debt	(12,378)	(12,236)	(12,692)
Leases payable	(1,532)	(1,529)	(1,531)
Net debt	(7,082)	(7,446)	(8,007)
Net debt/Adjusted LTM EBITDA¹	1.4x	1.9x	2.1x
Trade payables – reverse factoring (draft discount)	(1,175)	(2,561)	(1,468)
Financial liabilities of customers (vendor)²	(354)	(531)	(388)
Receivables from divestments (Oxiteno and Extrafarma)	932	1,114	1,083
Net debt + draft discount + vendor + receivables	(7,679)	(9,425)	(8,779)
Average cost of gross debt	106% DI	106% DI	105% DI
	DI + 0.8%	DI + 0.7%	DI + 0.7%
Average cash yield (% DI)	99%	96%	99%
Average gross debt duration (years)	3.9	4.3	3.9

¹ Adjusted LTM EBITDA does not include Extrafarma’s impairment, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include the LTM result from Oxiteno and Extrafarma since the closing of the sales

² Vendor amounts included in the trade payables line in 3Q22

Ultrapar ended 3Q23 with a net debt of R$ 7.1 billion (1.4x Adjusted LTM EBITDA), compared to R$ 8.0 billion on June 30, 2023 (2.1x Adjusted LTM EBITDA). The reduction in the net debt compared to the position at the end of 2Q23 is mainly due to operating cash generation and the receipt of the 2nd installment from the sale of Extrafarma in the amount of R$ 0.2 billion, attenuated by (i) the payment of dividends, (ii) the disbursement for the acquisition of Opla in the amount of R$ 0.2 billion and (iii) the R$ 0.3 billion reduction of the draft discount balance in the period. The decrease in financial leverage reflects the higher LTM EBITDA from continuing operations and the reduction in net debt.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, to be received in August 2024).

Maturity profile and debt breakdown:

87

Updates on ESG themes

Ultrapar ranked seventh among the biggest companies in Brazil in Valor 1000 magazine, in which ESG criteria and financial analyses of companies were considered. Ultrapar was also recognized as one of the biggest companies in Brazil in the ranking of Maiores e Melhores (the Biggest and the Best) of Exame magazine.

In July, Ultrapar and Ipiranga joined the Compromisso com o Clima (Commitment to Climate) program, in which Ultragaz has participated since 2022. The program, which consists in a partnership between various companies and the Ekos Institute, has the objective of obtaining scale in actions to mitigate climate change, mainly through projects for generation of carbon credits.

In August, the Company held the 1st Month of Sustainability, promoting the engagement of employees and reinforcing the commitment to the theme in daily life. Ultrapar has also carried out a voluntary action for cleaning plazas next to the Company’s headquarters where more than 130 kg of waste were collected. In September, Ultrapar participated in the panel “Green transition: Challenges and opportunities in Brazil”, held by AYA Earth Partners during the Climate Week in New York, talking about the Company’s energy transition path.

The Ultra Institute concluded the Capacitação de Mulheres (Women Empowerment) Program, developed in partnership with Rede Mulher Empreendedora (Entrepreneur Women Network) Institute and sponsored by Ipiranga, Ultragaz and Ultracargo. As a result, around 3 thousand low-income women received training in employability and entrepreneurship. The program also conducted mentorship programs for 80 students of the course and made capital contribution for 42 female entrepreneurs to improve their businesses. In addition, in partnership with Ipiranga, Ultragaz and Ultracargo, the Ultra Institute donated 1 thousand basic food baskets and 2.5 thousand hygiene kits in support to the families affected by the cyclone in Rio Grande do Sul state.

In September, Ultragaz held a webinar in partnership with the Na Mão Certa (In the Right Hand) Program, from Childhood Brazil, to talk about the role of employees and drivers as protection agents and gave tips for the protection of children and teenagers. Furthermore, Ultragaz’s volunteer employees were trained and conducted mentorship with girls participating in the courses of Afesu – Associação Feminina de Estudos Sociais e Universitários (Women’s Association for Social and University Studies) about academic and professional experiences.

In July, in celebration of the drivers’ day, Ultracargo distributed to this public in its terminals snack kits and offered health services, such as measurement of pressure and blood sugar levels. In addition, Ultracargo reaffirmed its partnership with the Na Mão Certa (In the Right Hand) Program, distributing flyers to support the campaign “Wherever you circulate, you protect!” to combat sexual exploitation of children and teenagers. Ultracargo also started a new edition of the Operational Training course in Itaqui, Suape and Santos for women living in regions surrounding the terminals.

Ipiranga adhered to the Movimento Empresarial Mulher 360 (360 Women Business Movement) in July, which seeks to promote diversity and expansion of female participation in the corporate environment, in the communities and in the value chain. In August, Ipiranga held the Encontro das Transportadoras (Meeting of Carriers), gathering the main fuel carriers of the country with the purpose of sharing market practices, guidelines, and safety procedures. In September, Ipiranga launched the Operação Mulher (Women Operation) Program, which aims to train women to join the oil and gas sector. The program will be held in five locations, with 100 in-person positions with the support of SENAIs – Serviço Nacional de Aprendizagem Industrial (National Service of Industrial Knowledge). There was also the launch of the Operação Mulher Motorista (Women Driver Operation) program, offering 16 in-person positions for training women as fuel transportation drivers, which will be held by FABET/SP. Ipiranga also launched the ESG Trail in the Retail School, a course that addresses sustainability topics with the purpose of providing knowledge to resellers.

88

Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 118 million/day in 3Q23 (+32% vs 3Q22). Ultrapar's shares ended the quarter quoted at R$ 18.75 on B3, a depreciation of 1% in the quarter, in line with the devaluation of the Ibovespa index. In NYSE, Ultrapar's shares depreciated 7% in the quarter, while the Dow Jones stock index depreciated 3%. Ultrapar ended 3Q23 with a market cap of R$ 21 billion.

Capital markets	3Q23	3Q22	2Q23	9M23	9M22
Final number of shares (000)	1,115,212	1,115,173	1,115,204	1,115,212	1,115,173
Market capitalization¹ (R$ million)	20,910	13,081	21,066	20,910	13,081
B3
Average daily trading volume (000 shares)	4,879	5,741	8,195	6,652	6,748
Average daily financial volume (R$ 000)	91,984	74,580	134,135	105,291	90,850
Average share price (R$/share)	18.85	12.99	16.37	15.83	13.46
NYSE
Quantity of ADRs² (000 ADRs)	54,721	54,163	57,461	54,721	54,163
Average daily trading volume (000 ADRs)	1,372	1,122	1,353	1,440	1,298
Average daily financial volume (US$ 000)	5,221	2,771	4,434	4,566	3,405
Average share price (US$/ADRs)	3.81	2.47	3.28	3.17	2.62
Total
Average daily trading volume (000 shares)	6,251	6,863	9,548	8,092	8,046
Average daily financial volume (R$ 000)	117,552	89,150	156,026	128,108	108,284

   ¹ Calculated on the closing share price for the period

   ² 1 ADR = 1 common share

UGPA3 x Ibovespa performance – 9M23

(Dec 29, 2022 = 100)

89

3Q23 Conference call

Ultrapar will host a conference call for analysts and investors on November 9, 2023 to comment on the Company’s performance in the third quarter of 2023 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 09h00 (EST)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 182663#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 336031#

90

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 23	SEP 22	JUN 23

ASSETS

Cash and cash equivalents	6,037.1	4,626.7	5,378.1
Financial investments and derivative financial instruments	209.2	1,264.0	337.4
Trade receivables and reseller financing	4,462.4	4,557.2	3,647.8
Trade receivables - sale of subsidiaries	932.2	186.1	887.7
Inventories	3,913.9	4,333.7	3,686.9
Recoverable taxes	1,479.3	1,358.7	1,672.0
Prepaid expenses	126.9	123.8	135.4
Contractual assets with customers - exclusive rights	744.6	599.6	736.1
Other receivables	133.5	88.1	108.2
Total Current Assets	18,039.1	17,137.8	16,589.6

Financial investments and hedge derivative financial instruments	581.3	427.6	500.9
Trade receivables and reseller financing	545.2	549.3	507.8
Trade receivables - sale of subsidiaries	-	928.0	195.6
Deferred income and social contribution taxes	1,187.1	1,021.4	1,063.9
Recoverable taxes	2,832.8	1,622.6	2,706.7
Escrow deposits	1,015.7	880.1	969.6
Prepaid expenses	51.2	79.8	79.9
Contractual assets with customers - exclusive rights	1,445.4	1,691.6	1,506.6
Other receivables	287.4	155.1	204.3
Investments in subsidiaries, joint ventures and associates	325.8	119.1	121.3
Right-of-use assets, net	1,742.0	1,804.7	1,766.3
Property, plant and equipment, net	6,090.2	5,775.2	5,994.6
Intangible assets, net	2,265.8	1,875.0	2,071.3
Total Non-Current Assets	18,370.0	16,929.3	17,688.9

TOTAL ASSETS	36,409.1	34,067.2	34,278.5

LIABILITIES

Trade payables	3,850.0	3,536.4	2,481.4
Trade payables - reverse factoring	1,174.6	2,561.4	1,468.5
Loans, financing and derivative financial instruments	1,087.7	889.5	1,327.6
Debentures	1,218.3	2,573.5	1,172.0
Salaries and related charges	459.5	416.2	375.1
Taxes payable	665.0	316.1	381.5
Leases payable	293.8	218.4	286.1
Financial liabilities of customers	160.9	-	162.3
Provision for decarbonization credits	568.7	331.3	377.4
Other payables	463.8	352.4	407.9
Total Current Liabilities	9,942.3	11,195.2	8,439.7
Loans, financing and derivative financial instruments	5,802.9	4,572.6	6,180.3
Debentures	4,269.2	4,200.2	4,012.1
Provision for tax, civil and labor risks	1,175.4	1,011.5	1,050.1
Post-employment benefits	201.6	199.8	198.7
Leases payable	1,237.8	1,310.6	1,244.9
Financial liabilities of customers	192.9	-	225.4
Other payables	343.5	206.0	320.6
Total Non-Current Liabilities	13,223.4	11,500.6	13,232.1

TOTAL LIABILITIES	23,165.7	22,695.8	21,671.8

EQUITY

Share capital	6,621.8	5,171.8	6,621.8
Reserves	5,262.8	5,467.4	5,262.7
Treasury shares	(470.5)	(489.0)	(470.5)
Others	1,287.5	761.3	682.6
Non-controlling interests in subsidiaries	541.9	460.0	510.1
Total Equity	13,243.4	11,371.4	12,606.7

TOTAL LIABILITIES AND EQUITY	36,409.1	34,067.2	34,278.5

Cash and cash equivalents	6,827.6	6,318.3	6,216.4
Gross debt	(12,378.2)	(12,235.8)	(12,692.0)
Leases payable	(1,531.7)	(1,528.9)	(1,531.0)
Net cash (debt)	(7,082.2)	(7,446.4)	(8,006.6)

91

ULTRAPAR
INCOME STATEMENT

In million of Reais	3Q23	3Q22¹	Continuing operations	Discontinued operations¹	2Q23	9M23	9M22	Continuing operations	Discontinued operations

Net revenues from sales and services	32,483.5	39,483.8	39,294.7	189.0	29,592.5	92,627.8	110,944.9	107,677.4	3,267.5

Cost of products sold and services provided	(29,619.3)	(37,900.5)	(37,708.7)	(191.8)	(27,920.3)	(86,378.6)	(105,254.8)	(102,769.8)	(2,485.1)

Gross profit	2,864.3	1,583.3	1,586.1	(2.8)	1,672.3	6,249.3	5,690.1	4,907.6	782.5

Operating revenues (expenses)
Selling and marketing	(577.5)	(563.0)	(508.8)	(54.2)	(523.8)	(1,612.2)	(2,017.3)	(1,558.2)	(459.1)
General and administrative	(549.1)	(409.7)	(388.6)	(21.1)	(469.2)	(1,472.3)	(1,315.9)	(1,135.0)	(180.9)

Results from disposal of assets	11.8	13.3	49.2	(35.9)	39.8	104.3	379.4	129.8	249.5
Other operating income (expenses), net	(171.0)	(174.9)	(174.9)	(0.0)	(206.0)	(510.2)	(405.9)	(414.1)	8.2

Operating income	1,578.4	449.0	562.9	(114.0)	513.0	2,758.9	2,330.3	1,930.1	400.2

Financial result, net
Financial income	296.1	176.6	176.4	0.2	186.7	673.3	498.5	467.5	31.0
Financial expenses	(596.8)	(504.8)	(501.1)	(3.6)	(403.4)	(1,502.2)	(1,694.2)	(1,715.7)	21.5
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.3)	(11.1)	(11.1)	-	1.6	11.7	9.9	10.1	(0.2)

Income before income and social contribution taxes	1,277.5	109.7	227.0	(117.4)	297.9	1,941.6	1,144.5	692.0	452.5

Income and social contribution taxes
Current	(509.7)	(105.8)	(250.6)	144.7	(164.7)	(814.1)	(693.8)	(414.2)	(279.6)
Deferred	123.4	78.7	203.8	(125.1)	105.5	276.2	474.6	416.4	58.2

Net effect of cessation of depreciation²	-	-	-	-	-	-	78.5	-	78.5

Net income	891.2	82.6	180.3	(97.7)	238.7	1,403.8	1,003.7	694.2	309.5

Net income attributable to:
Shareholders of Ultrapar	864.9	73.1	170.8	(97.7)	213.9	1,340.8	978.2	668.7	309.5
Non-controlling interests in subsidiaries	26.4	9.5	9.5	-	24.8	63.0	25.5	25.5	-

Adjusted EBITDA	2,001.0	838.4	939.3	(100.9)	964.2	4,044.3	3,645.8	3,027.2	618.6

Non-recurring³	(9.3)	54.4	(49.3)	103.7	(30.8)	(96.0)	(408.8)	(160.9)	(247.9)

Recurring Adjusted EBITDA	1,991.7	892.8	890.0	2.8	933.4	3,948.3	3,236.9	2,866.3	370.7

Depreciation and amortization[4]	422.9	400.6	387.5	13.1	449.6	1,273.7	1,257.6	1,087.0	170.6

Cash flow hedge from bonds	-	-	-	-	-	-	48.1	-	48.1

Total investments[5]	379.7	525.2	523.6	1.7	385.3	1,129.7	1,319.3	1,234.9	84.4

Ratios

Earnings per share (R$)	0.79	0.07	0.16	(0.09)	0.20	1.22	0.90	0.61	0.28
Net debt / Adjusted LTM EBITDA[6]	1.4x	1.9x	n/a	n/a	2.1x	1.4x	1.9x	n/a	n/a
Gross margin (%)	8.8%	4.0%	4.0%	(1.5%)	5.7%	6.7%	5.1%	4.6%	23.9%
Operating margin (%)	4.9%	1.1%	1.4%	(60.3%)	1.7%	3.0%	2.1%	1.8%	12.2%
Adjusted EBITDA margin (%)	6.2%	2.1%	2.4%	(53.4%)	3.3%	4.4%	3.3%	2.8%	18.9%
Recurring Adjusted EBITDA margin (%)	6.1%	2.3%	2.3%	1.5%	3.2%	4.3%	2.9%	2.7%	11.3%

Number of employees	10,156	9,644	9,644	-	10,260	10,156	9,644	9,644	-

¹ Considers Extrafarma's result for July only, due to the conclusion of its sale on August 1st, 2022

² As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

³ Non-recurring items described in the EBITDA calculation table – page 2

4 Includes amortization with contractual assets with customers – exclusive rights

5 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

6 Adjusted LTM EBITDA does not include Extrafarma’s impairment, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

92

ULTRAPAR
CASH FLOWS

In million of Reais	JAN - SEP 2023	JAN - SEP 2022

Cash flows from operating activities from continuing operations
Net income - continuing operations	1,403.8	694.2
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	(11.7)	(10.1)
Amortization of contractual assets with customers - exclusive rights	445.9	333.3
Amortization of right-of-use assets	221.3	210.5
Depreciation and amortization	612.9	550.4
Interest and foreign exchange rate variations	1,073.2	1,208.4
Current and deferred income and social contribution taxes	537.9	(2.2)
Gain (loss) on disposal of property, plant and equipment, intangible assets, and non-current assets	(104.3)	(129.8)
Equity instrument granted	25.5	16.8
Provision for decarbonization - CBios	568.4	497.1
Other provisions and others	153.0	12.2

	4,925.7	3,380.7

(Increase) decrease in assets
Trade receivables and reseller financing	210.4	(637.7)
Inventories	1,019.5	(420.3)
Recoverable taxes	(490.0)	(736.2)
Dividends received from subsidiaries, joint ventures and associates	13.3	0.1
Other assets	10.9	(176.1)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(2,397.9)	270.8
Salaries and related charges	(4.4)	86.1
Taxes payable	(21.0)	(41.7)
Other liabilities	(68.2)	67.9

Acquisition of CBios	(533.3)	(542.5)
Payments of contractual assets with customers - exclusive rights	(363.7)	(512.3)
Payment of tax, civil and labor lawsuits	(43.5)	-
Income and social contribution taxes paid	(169.3)	(283.3)

Net cash provided (consumed) by operating activities - continuing operations	2,088.5	455.6
Net cash provided (consumed) by operating activities - discontinued operations	-	30.6
Net cash provided (consumed) by operating activities	2,088.5	486.1

Cash flows from investing activities
Financial investments, net of redemptions	186.3	902.1
Acquisition of property, plant and equipment and intangible assets	(763.3)	(851.0)
Receipt of the intercompany loan due by Oxiteno S.A to Ultrapar International	-	3,980.7
Cash provided by disposal of investments and property, plant and equipment	425.3	2,734.4
Transactions with discontinued operations	-	987.9
Capital decrease and increase in subsidiaries and joint ventures	-	(28.0)
Net cash consumed in subsidiaries acquisition	(265.5)	-
Investment purchase and sale transactions and other assets	(38.1)	-

Net cash provided (consumed) by investing activities - continuing operations	(455.4)	7,726.2
Net cash provided (consumed) by investing activities - discontinued operations	-	(220.2)
Net cash provided (consumed) by investing activities	(455.4)	7,506.0

Cash flows from financing activities
Loans, financing and debentures
Proceeds	2,903.0	1,019.6
Repayments	(2,489.3)	(4,966.7)
Interest and derivatives paid	(781.5)	(961.9)
Payments of leases	(264.2)	(272.9)
Dividends paid	(400.0)	(634.7)
Proceeds of financial liabilities of customers	6.6	-
Payments of financial liabilities of customers	(140.4)	-
Capital increase made by non-controlling interests and redemption of shares	-	21.7
Related parties	(26.0)	(18.9)

Net cash provided (consumed) by financing activities - continuing operations	(1,191.8)	(5,813.8)
Net cash provided (consumed) by financing activities - discontinued operations	-	(179.0)
Net cash provided (consumed) by financing activities	(1,191.8)	(5,992.8)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(26.0)	(21.3)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	-	(19.3)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(26.0)	(40.7)

Increase (decrease) in cash and cash equivalents - continuing operations	415.3	2,346.6
Increase (decrease) in cash and cash equivalents - discontinued operations	-	(388.0)
Increase (decrease) in cash and cash equivalents	415.3	1,958.6

Cash and cash equivalents at the beginning of the period - continuing operations	5,621.8	2,280.1
Cash and cash equivalents at the beginning of the period - discontinued operations	-	388.0
Cash and cash equivalents at the beginning of the period	5,621.8	2,668.1

Cash and cash equivalents at the end of the period - continuing operations	6,037.1	4,626.6
Cash and cash equivalents at the end of the period - discontinued operations	-	-
Cash and cash equivalents at the end of the period	6,037.1	4,626.6

Non-cash transactions:

Addition on right-to-use assets and leases payable	195.6	420.8
Addition on contractual assets with customers - exclusive rights	66.6	38.8
Transfer between trade receivables and other assets	25.6	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.4	0.9
Acquisition of property, plant and equipment and intangible assets without cash effect	39.0	-

93

ULTRAGAZ

CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 23	SEP 22	JUN 23

OPERATING ASSETS
Trade receivables	569.8	591.8	560.0
Non-current trade receivables	1.6	17.1	5.8
Inventories	178.3	196.9	186.9
Taxes	151.1	103.8	175.5
Escrow deposits	252.0	200.6	248.8
Other	123.8	89.6	120.7
Right-of-use assets	145.6	151.8	149.6
Property, plant and equipment / Intangibles	1,668.8	1,274.8	1,650.2

TOTAL OPERATING ASSETS	3,091.1	2,626.3	3,097.5

OPERATING LIABILITIES
Trade payables	214.0	193.4	233.5
Salaries and related charges	143.6	120.8	114.5
Taxes	8.3	13.9	7.7
Judicial provisions	142.4	126.2	135.8
Leases payable	183.7	189.5	187.6
Other	59.6	71.4	67.5

TOTAL OPERATING LIABILITIES	751.5	715.1	746.7

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q23	3Q22	2Q23	9M23	9M22

Net revenues	2,698.6	3,067.5	2,776.3	8,115.5	8,651.0
Cost of products sold	(2,104.5)	(2,605.2)	(2,230.7)	(6,463.8)	(7,479.0)
Gross profit	594.1	462.3	545.6	1,651.8	1,171.9
Operating expenses
Selling and marketing	(157.8)	(146.3)	(162.6)	(461.8)	(414.2)
General and administrative	(81.3)	(62.4)	(75.2)	(228.8)	(178.2)
Results from disposal of assets	3.0	(0.1)	7.0	9.8	(0.9)
Other operating income (expenses), net	6.1	3.6	2.1	14.3	8.2
Operating income	364.1	257.2	317.0	985.4	586.8
Share of profit (loss) of subsidiaries, joint ventures and associates	0.0	(0.0)	(0.0)	0.0	0.0
Adjusted EBITDA	452.7	332.4	405.2	1,241.9	806.6
Depreciation and amortization¹	88.6	75.2	88.3	256.5	219.8
Ratios
Gross margin (R$/ton)	1,302	1,026	1,235	1,256	919
Operating margin (R$/ton)	798	571	717	749	460
Adjusted EBITDA margin (R$/ton)	992	738	917	945	633
Number of employees	3,818	3,496	3,840	3,818	3,496

¹ Includes amortization with contractual assets with customers - exclusive rights

94

ULTRACARGO
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 23	SEP 22	JUN 23

OPERATING ASSETS
Trade receivables	25.1	17.2	28.0
Inventories	11.2	10.4	10.5
Taxes	7.0	7.7	7.4
Other	90.2	37.8	90.9
Right-of-use assets	631.8	655.6	631.9
Property, plant and equipment / Intangibles / Investments	2,140.0	1,759.5	1,784.3

TOTAL OPERATING ASSETS	2,905.3	2,488.3	2,553.0

OPERATING LIABILITIES
Trade payables	53.4	61.8	43.4
Salaries and related charges	53.3	46.9	44.1
Taxes	14.2	4.8	5.3
Judicial provisions	10.5	9.7	9.4
Leases payable	593.2	598.4	584.7
Other¹	168.3	63.2	53.2

TOTAL OPERATING LIABILITIES	892.9	784.8	740.2

'¹ Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q23	3Q22	2Q23	9M23	9M22

Net revenues	264.4	224.5	257.4	758.2	638.8
Cost of services provided	(84.1)	(80.9)	(91.6)	(263.4)	(252.3)
Gross profit	180.2	143.6	165.8	494.8	386.4
Operating expenses
Selling and marketing	(2.9)	(2.4)	(2.6)	(9.1)	(9.1)
General and administrative	(42.3)	(36.8)	(44.8)	(123.1)	(95.2)
Results from disposal of assets	(0.3)	0.0	0.4	0.1	(0.2)
Other operating income (expenses), net	1.7	(0.4)	1.2	2.7	(1.7)
Operating income	136.5	104.1	119.9	365.4	280.3
Share of profit (loss) of subsidiaries, joint ventures and associates	2.2	(0.5)	7.9	9.8	(1.4)
Adjusted EBITDA	172.5	136.3	161.0	475.9	379.8
Depreciation and amortization	33.8	32.8	33.2	100.7	100.9
Ratios
Gross margin (%)	68.2%	64.0%	64.4%	65.3%	60.5%
Operating margin (%)	51.6%	46.4%	46.6%	48.2%	43.9%
Adjusted EBITDA margin (%)	65.3%	60.7%	62.6%	62.8%	59.5%

Number of employees	833	869	839	833	869
95

IPIRANGA
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 23	SEP 22	JUN 23

OPERATING ASSETS
Trade receivables	3,824.0	3,940.6	3,033.7
Non-current trade receivables	543.6	532.2	513.5
Inventories	3,712.1	4,125.4	3,487.5
Taxes	3,743.1	2,485.7	3,794.5
Contractual assets with customers - exclusive rights	2,188.4	2,288.1	2,240.8
Other	784.1	501.8	561.0
Right-of-use assets	932.4	990.3	978.1
Property, plant and equipment / Intangibles / Investments	4,447.0	4,310.4	4,321.1

TOTAL OPERATING ASSETS	20,174.6	19,174.5	18,930.1

OPERATING LIABILITIES
Trade payables	4,699.5	5,768.5	3,638.1
Salaries and related charges	203.5	177.3	159.5
Post-employment benefits	214.8	213.0	212.1
Taxes	148.4	164.6	176.4
Judicial provisions	394.1	287.0	315.5
Leases payable	721.5	733.1	751.0
Other	1,294.9	654.2	1,036.9

TOTAL OPERATING LIABILITIES	7,676.8	7,997.8	6,289.7

CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q23	3Q22	2Q23	9M23	9M22

Net revenues	29,523.4	35,999.1	26,585.1	83,801.8	98,375.1
Cost of products sold and services provided	(27,442.1)	(35,004.4)	(25,631.1)	(79,715.3)	(95,025.8)
Gross profit	2,081.3	994.7	954.0	4,086.5	3,349.4
Operating expenses
Selling and marketing	(414.9)	(359.5)	(358.5)	(1,139.3)	(1,131.7)
General and administrative	(333.2)	(230.5)	(253.4)	(869.3)	(657.1)
Results from disposal of assets	68.4	49.3	30.8	155.1	128.2
Other operating income (expenses), net	(178.0)	(176.1)	(210.5)	(527.4)	(416.3)
Operating income	1,223.5	277.9	162.5	1,705.5	1,272.4
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.4)	(12.4)	(1.9)	(4.1)	(10.4)
Adjusted EBITDA	1,513.1	532.7	478.5	2,587.8	1,992.2
Non-recurring¹	(68.4)	(49.3)	(30.8)	(155.1)	(160.9)
Recurring Adjusted EBITDA	1,444.7	483.4	447.7	2,432.7	1,831.3
Depreciation and amortization²	290.0	267.2	317.9	886.4	730.3
Ratios
Gross margin (R$/m³)	352	165	170	240	197
Operating margin (R$/m³)	207	46	29	100	75
Adjusted EBITDA margin (R$/m³)	256	88	85	152	117
Recurring Adjusted EBITDA margin (R$/m³)	244	80	80	143	108

Number of service stations	5,816	6,940	6,281	5,816	6,940

Number of employees	4,733	4,587	4,809	4,733	4,587

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization with contractual assets with customers - exclusive rights

96

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 8, 2023)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

November 8, 2023, at 10:30 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz.

Matters discussed and resolutions:

1.After having analyzed and discussed, the Board of Directors approved the financial statements of the Company related to the third quarter of 2023.

2. The members of the Board of Directors approved the fees proposal of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to provide auditing services for the 2023 financial statements, as proposed by the Executive Board and recommended by the Company's Audit and Risks Committee.

3. The Board of Directors approved the Corporate Clawback Policy, as proposed by the Executive Board endorsed by the People Committee.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

97

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

98

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Interim Financial Information as of and for the Quarter Ended September 30, 2023, 3Q23 Earnings Release and Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 8, 2023)